7/16

02042649

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NIB Capital Bank NY

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 5098 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/16/02

NIB CAPITAL

ANNUAL REPORT

2001

NIB CAPITAL

ANNUAL REPORT
2001

YOU CAN DOWNLOAD THE ANNUAL REPORT FROM WWW.NIBCAPITAL.COM.

CONTENTS

FOREWORD

For NIB CAPITAL, 2001 brought sustained growth in the activities which had been amalgamated and further developed in 2000.

Although market conditions deteriorated and economic activity declined sharply in 2001, a situation exacerbated by the events of 11 September, the banking arm and NIB CAPITAL PRIVATE EQUITY reported improved operating net profit figures. Due to these market factors, however, NIB CAPITAL ASSET MANAGEMENT posted disappointing results and fewer exits meant lower equity investment revenues.

Despite the economic headwind, structural operating net profit – net profit before amortisation of goodwill, costprice adjustments and exceptional results – was down by only 4% at € 173 million. Net profit amounted to € 105 million.

The Supervisory Board and the Board of Managing Directors take this opportunity to express their gratitude to all the staff for their commitment and involvement over the past year.

THE HAGUE, 6 MARCH 2002

THE SUPERVISORY BOARD AND BOARD OF MANAGING DIRECTORS

RECOMMENDATION OF THE SUPERVISORY BOARD

We hereby present the 2001 annual report which, in addition to the report of the Board of Managing Directors, also includes the 2001 financial statements of NIB CAPITAL. These financial statements were drawn up by the Board of Managing Directors and audited by PricewaterhouseCoopers, who issued an unqualified report thereon.

The Supervisory Board proposes that you adopt the 2001 financial statements as presented, without change. If you approve the financial statements and the profit appropriation included therein, € 50 million will be distributed as dividend and € 55 million will be added to the reserves (see page 75). The Supervisory Board endorses the proposed profit appropriation.

We also propose that you ratify the actions of the Board of Managing Directors in respect of its management and the Supervisory Board in respect of its supervision during the year.

THE HAGUE, 6 MARCH 2002

THE SUPERVISORY BOARD

NEELIE KROES, CHAIRMAN (UNTIL 31 JANUARI 2002)

WILLEM F.C. STEVENS, CHAIRMAN (FROM 31 JANUARI 2002)

MICHAEL ENTHOVEN, VICE-CHAIRMAN

PETER J. GROENENBOOM

MAARTEN J. HULSHOFF

BART J.C.M. LE BLANC

CEES A. VRINS

The Supervisory Board met on nine occasions in 2001, to discuss such matters as the interim and full-year figures, NIB CAPITAL's strategy and its implementation, office accommodation, valuation principles and the introduction of the Stock Appreciation Rights (SAR) incentive scheme. The financial statements, the report of the auditors to the Board and the management letters concerning the various business lines were discussed in the presence of the auditors. Members of the Supervisory Board and Board of Managing Directors also consulted together within sub-committees.
The Risk Policy Committee met six times in 2001 to discuss such matters as general lending policy and exposure to large borrowers. Regular items on the agenda of this committee included the capital market positions, the limits for and exposure to financial counterparties and countries, risk reports and provisions. The Audit Committee met three times during the financial year to discuss the interim and full-year figures, the reports of the auditors to the Board and the management letters, in preparation for the meetings of the full Board. This committee also discussed the audit reports of the Internal Audit Department. The Strategic Committee met three times in 2001, to discuss NIB CAPITAL's strategy and its implementation. The Remuneration Committee met three times, to discuss the terms of employment of the members of the Board of Managing Directors and the Executive Committees and the SAR scheme.

With the retirement by rotation of Mr. D.J. Bruinsma on 19 September 2001, NIB CAPITAL bade farewell to its last remaining Supervisory Director with a background in government. Mr. Bruinsma, who served on the Supervisory Board for over twelve years, performed a valuable bridging function between NIB CAPITAL and government. The Supervisory Board thanks Mr. Bruinsma for his commitment and involvement over the years.

Mr. L.J.C.M. Le Blanc, at present Chairman of the N.V. Kliq, was appointed to the Supervisory Board to succeed Mr. Bruinsma with effect from 19 September 2001.

Mrs. N. Kroes stepped down as Chairman of the Supervisory Board on 31 January 2002, in accordance with the rota and was succeeded by mr W.F.C. Stevens. Mrs. Kroes was linked with NIB CAPITAL and its predecessor as a member of the Supervisory Board for twelve years – for almost eleven of which as its chairman – and played a prominent role in the acquisition of Nationale Investeringsbank by ABP and PGGM. The Board owes her a considerable debt of gratitude for her inspiring and stimulating leadership of the Supervisory Board and her guidance concerning the interests of the company and the staff.

Mr. J. Fieret resigned from the Board of Managing Directors of NIB CAPITAL and the Executive Committee of NIB CAPITAL ASSET MANAGEMENT with effect from 31 October 2001 in connection with a divergence of views on future policy.

Mr. G. van Olphen was proposed by the Supervisory Board for appointment as Chief Financial Officer and member of the Board of Managing Directors by the general meeting of shareholders. Mr. van Olphen was duly appointed with effect from 1 September 2001 and took over Mr. Fieret's position at NIB CAPITAL ASSET MANAGEMENT in an acting capacity with effect from 31 October 2001.

Members of the Supervisory Board attended two consultation meetings between the Board of Managing Directors and the Staff Council.

The Supervisory Board takes this opportunity to address a special word of thanks to the Board of Managing Directors and staff of NIB CAPITAL for their contribution to the further development of the various divisions and the results achieved.

THE HAGUE, 6 MARCH 2002

THE SUPERVISORY BOARD
NEELIE KROES, CHAIRMAN (UNTIL 31 JANUARI 2002)
WILLEM F.C. STEVENS, CHAIRMAN (FROM 31 JANUARI 2002)
MICHAEL ENTHOVEN, VICE-CHAIRMAN
PETER J. GROENENBOOM
MAARTEN J. HULSHOFF
BART J.C.M. LE BLANC
CEES A. VRINS

PRINCIPAL POSTS HELD BY THE MEMBERS OF THE SUPERVISORY BOARD

N. KROES [1941] CHAIRMAN [UNTIL 31 JANUARY 2002]

NATIONALITY DUTCH

APPOINTED 1 APRIL 1999

POST FORMER PRESIDENT OF NIJENRODE UNIVERSITY

W.F.C. STEVENS [1938] CHAIRMAN [AS FROM 31 JANUARY 2002]

NATIONALITY DUTCH

APPOINTED 7 MARCH 2001

POST SENIOR PARTNER IN CARON & STEVENS/BAKER & MCKENZIE

M. ENTHOVEN [1951] VICE-CHAIRMAN

NATIONALITY DUTCH

APPOINTED 7 MARCH 2001

POST PRESIDENT AND CHIEF OPERATING OFFICER OF THE CAPITAL MARKETS COMPANY

P.J. GROENENBOOM [1935]

NATIONALITY DUTCH

APPOINTED 7 MARCH 2001

POST FORMER CHAIRMAN OF THE EXECUTIVE BOARD OF INTERNATIO-MÜLLER N.V.

M.J. HULSHOFF [1947]

NATIONALITY DUTCH

APPOINTED 7 MARCH 2001

POST C.E.O. RODAMCO EUROPE N.V.

L.J.C.M LE BLANC [1946]

NATIONALITY DUTCH

APPOINTED 19 SEPTEMBER 2001

POST CHAIRMAN OF N.V. KLIQ

C.A. VRINS [1940]

NATIONALITY DUTCH

APPOINTED 1 APRIL 1999

POST CHAIRMAN OF ABVA/KABO FNV

REPORT OF THE BOARD OF MANAGING DIRECTORS

INTRODUCTION

NIB CAPITAL's activities are divided into two main groups. The first group comprises products and services focused entirely or partially on institutional investors and end-investors, including asset management of credits, private equity and financial market products.

The activities in the second main group target corporate clients. The products and services for medium-sized enterprises in the Benelux countries encompass M&A advisory, treasury solutions, strategic advisory, corporate banking and acquisition finance, as well as related equity investment and capital market transactions.
At the international level, lending operations are focused on two core sectors – project finance and asset finance – and relate primarily to complex financial transactions with an emphasis on structuring. The Financial Markets Group, which is active in derivatives transactions and is responsible for money market and capital market activities, also plays an important role in this main group.

NIB CAPITAL's strategy can be summarised as follows:

TARGET GROUP	CORPORATE CLIENTS	INSTITUTIONAL INVESTORS AND CORPORATE CLIENTS	INSTITUTIONAL INVESTORS
DIVISIONS	• BENELUX MERCHANT BANKING • INTERNATIONAL PROJECT AND ASSET FINANCE	• FINANCIAL MARKETS	• PRIVATE EQUITY • CREDITS

The market for products and services for institutional investors is experiencing rapid growth, averaging over 10% per year in Europe over the past decade. Growth in this market will be further stimulated by the need for increased pension provision, at both group and individual level. Given the modest expectations of equity yields and growing trend on the part of investors to diversify, investment in alternative investment classes is expected to increase sharply. NIB CAPITAL is well placed in this market in the area of alternative investment products, particularly private equity and credits.

The market for finance and consultancy services for medium-sized enterprises in the Netherlands and Belgium is developing steadily. Around 70% of medium-sized companies expect a major change in ownership relationships in the next few years which may fundamentally change their position, and around three-quarters of these expect the change to be accompanied by an acquisition, a merger or a refinancing exercise. Many quoted companies are also considering the possibility of withdrawing from listing (public to private). NIB CAPITAL is well positioned in this market, too, with its range of M&A advisory, strategic advisory, acquisition finance, mezzanine finance, structured finance, derivatives and value-added lending services. NIB CAPITAL intends to strengthen its activities in this segment.

The changes in the regulations resulting from the 'Basel II' accord will have major consequences for the structure of the credit markets. The valuation and related pricing of credits will increasingly have to reflect the underlying credit risks, and credit rating will be a deciding factor here. In anticipation of these changes, which will gradually become apparent over the next few years, NIB CAPITAL started work in 2000 on the development of its own credit rating model, in conjunction with Standard and Poor's and KPMG. The model was successfully introduced in 2001.

NIB CAPITAL has opted for a clear focus on the following activities:

- As an asset manager, NIB CAPITAL will concentrate on alternative investment products for institutional investors.
- As a bank, NIB CAPITAL will provide merchant banking services for medium-sized enterprises in the Benelux and will specialise at the international level in project finance and asset finance.
- As a leading player in the financial markets, NIB CAPITAL will offer innovative products for derivatives trading and trading in structured credit.

NIB CAPITAL has already made good progress in all of these areas, as evidenced by a number of prominent transactions executed last year.

The adoption of this new approach made heavy demands on our resources and our staff, who gave ample proof of their flexibility and commitment.

RESULTS AND FINANCIAL POSITION

NIB CAPITAL posted a net profit of € 105 million in 2001, compared with € 192 million in 2000. The structural net profit (after adjusting for exceptional results), however, shows a 6% improvement on the 2000 figure of € 99 million. The key figures for 2001 and 2000 are compared in the following analysis.

NIB CAPITAL KEY FIGURES

X EUR MILLION	2001	2000	GROWTH
NET PROFIT	105	192	-45%
STRUCTURAL NET PROFIT	105	99	6%
OPERATING NET PROFIT	173	181	-4%
BALANCE SHEET TOTAL	18,552	18,420	1%
ASSETS UNDER MANAGEMENT FOR THIRD PARTIES	36,600	34,000	8%
SHAREHOLDERS' EQUITY			
INCLUDING REVALUATION RESERVE	2,277	2,394	-5%
EXCLUDING REVALUATION RESERVE	2,244	2,188	3%
AVERAGE NUMBER OF EMPLOYEES (FTE)	764	625	23%

The operating net profit (net profit before amortisation of goodwill, costprice adjustments and exceptional results) was down 4% in 2001 at € 173 million, with NIB CAPITAL ASSET MANAGEMENT returning lower results and fewer exits reducing equity investment revenues. Income from these activities was also under pressure in 2001 due to the economic downturn and the repercussions of the events of 11 September in New York. The banking operations and NIB CAPITAL PRIVATE EQUITY nevertheless reported improved operating net profit figures.

NIB CAPITAL's balance sheet total as at year-end 2001 stood at € 18.6 billion, only fractionally higher than the year-end 2000 figure of € 18.4 billion. This is consistent with NIB CAPITAL's strategic objective of optimising the use of capital. Shareholders' equity was reduced to € 2.3 billion by a decrease in the revaluation reserve, partially compensated by retained profit. The revaluation reserve was reduced, reflecting the disposal of equity investments and the lower market value of the private equity portfolio in the deteriorating economic conditions in 2001.

The capital ratio (shareholders' equity as a percentage of balance sheet total) as at year-end 2001 was approximately 12.3%, slightly lower than the year-end 2000 figure of 13.0%. Excluding the revaluation reserve, shareholders' equity increased from 11.9% to 12.1% of balance sheet total as at year-end 2001.

OPERATING NET PROFIT

The structural operating net profit in 2001 was 4% lower at € 173 million. The following analysis compares the operating net profit in 2001 and 2000 after adjustment for exceptional results.

NIB CAPITAL OPERATING NET PROFIT

X EUR MILLION	2001	2000	GROWTH
INTEREST INCOME	210	199	6%
INCOME FROM SECURITIES AND PARTICIPATING INTERESTS	71	63	13%
COMMISSION INCOME	76	84	-10%
RESULTS ON FINANCIAL TRANSACTIONS	53	50	6%
OTHER INCOME	5	12	-58%
TOTAL STRUCTURAL INCOME	415	408	2%
STAFF COSTS	99	75	32%
OTHER ADMINISTRATIVE EXPENSES	52	49	6%
DEPRECIATION	8	7	14%
OPERATING EXPENSES	**159**	**131**	**21%**
VALUE ADJUSTMENTS TO RECEIVABLES	76	77	-1%
TOTAL STRUCTURAL EXPENSES	235	208	13%
OPERATING RESULT BEFORE TAXATION	180	200	-10%
TAXATION	7	19	-63%
OPERATING NET PROFIT	173	180	-4%

STRUCTURAL INCOME

Structural income was 2% higher in 2001 at € 415 million. Interest income was up 6% to around € 210 million, generated mainly by the wider interest margin in banking operations, which was achieved by improving the average interest margin on the lending portfolio and expanding the treasury activities. Income from investment of funds released in 2000 by the disposal of equity investments in that year, notably the sale of the interest in NPM CAPITAL for € 249 million, was also a contributory factor.

Income from securities and participating interests increased by 13% to € 71 million in 2001, as a result of the net effect of greatly improved income from banking operations and lower income from NIB CAPITAL's private equity portfolio. Growth in the Financial Markets Group's financial structuring activities and the activities of the Equity & Intermediate Capital department of the Merchant Banking division was responsible for most of the improvement reported by the banking arm.

Commission income turned out 10% lower at € 76 million, with the sharp increase in NIB CAPITAL PRIVATE EQUITY's management income only partially compensating for the steep decline in NIB CAPITAL ASSET MANAGEMENT's performance-related commission income. The latter was around € 25 million down on 2000, mainly due to the deteriorating market conditions in the last quarter of 2001. Commission income from banking operations remained more or less stable compared with 2000. Commission earned on a series of securitisation transactions, including Stream I and other transaction-related commission income made up for the decline in commission income from securities transactions and M&A activities.

The result on financial transactions was up by 6% at € 53 million, thanks to the income from NIBC PETERCAM DERIVATIVES, an equity derivatives joint venture with Petercam which was successfully launched in mid-2001 and is already making a substantial contribution to profit. This growth more than offset the decline in income from equity sales and trading and NIB CAPITAL's private equity portfolio.

STRUCTURAL EXPENSES

In line with the strategy formulated in 2000, NIB CAPITAL invested heavily in 2001 in strengthening and improving the organisation with the aim of raising quality and increasing the effectiveness of its commercial activities and support services. This investment contributed to the 21% increase in structural expenses to € 159 million.

As a result of the expansion of NIB CAPITAL's activities, the average number of employees in active service increased by 22% from 625 full-time equivalents in 2000 to 764 in 2001, accounting for most of the 32% rise in staff costs to € 99 million. Pay increases under the terms of the collective labour agreement

IMCD

Management Buy Out

ARRANGED & STRUCTURED BY

DUTCH MBS 01-I

Securitisation of a portfolio of Dutch residential mortgage receivables

ARRANGER & STRUCTURING ADVISOR

WEB
WATER- EN ENERGIEBEDRIJF ARUBA N.V.

Dual currency (USD/AWG) senior secured term loan facility for Water- en Energiebedrijf ARUBA (W.E.B.) N.V.

ARRANGER & FACILITY AGENT

DSB GROEP N.V.

Credit facility for financing the employee participation plan of DSB Group N.V.

ARRANGER

Ad van Geloven

Acquisition Finance Facilities in support of the management Buy Out of Ad van Geloven B.V. by Gilde Participaties B.V.

ARRANGER

Senior Secured Term Loan Facility for Meta Corp. N.V.

ARRANGER & FACILITY AGENT

and regular salary increments added 5% to staff costs, and external staff costs were also higher.

Other administrative expenses turned out 6% higher at € 52 million, mainly due to general cost increases.

Value adjustments to receivables amounted to € 76 million in 2001, very close to the 2000 figure. In line with the evolving international regulations, the general sector provisions which had been formed in prior years were allocated to individual debtors in 2001. A substantial part of the appropriation was allocated to individual debtors in the aviation and telecom sectors.

The relative tax burden compared to the pre-tax operating result decreased from 9.5% in 2000 to 3.9% in 2001, due to certain income categories being exempt from corporation tax. The allocation of the sector provisions to individual debtors also contributed to the decrease in relative tax burden, because the sector provisions formed in the past were not tax-deductible.

RESULTS BY BUSINESS UNIT

The structural operating net profit (excluding exceptional results) for 2001 is attributed to the business units, with comparative figures for 2000, in the following analysis.

OPERATING NET PROFIT BY BUSINESS UNIT

X EUR MILLION	2001	2000	GROWTH
BANKING	131	101	30%
ASSET MANAGEMENT	-4	17	-124%
PRIVATE EQUITY	18	11	64%
BUSINESS UNITS TOTAL	145	129	12%
EQUITY INVESTMENTS AND OTHER RESULTS	28	52	-46%
NIB CAPITAL TOTAL	173	181	-4%

The 30% increase in operating net profit to € 131 million reported by the banking arm in 2001 can be attributed mainly to the growth in the Financial Markets Group's activities, NIBC PETERCAM DERIVATIVES' results and the other divisions' financial structuring activities.

In contrast to 2000, the investment performance achieved by NIB CAPITAL ASSET MANAGEMENT on behalf of clients fell slightly short of the agreed benchmarks, owing to the deteriorating market conditions in the fourth quarter of 2001. As a consequence, NIB CAPITAL ASSET MANAGEMENT earned no performance-related commission and the operating result turned from a profit of € 17 million in 2000 into a loss of € 4 million in 2001.

NIB CAPITAL PRIVATE EQUITY's structural operating net profit increased to € 18 million in 2001, an increase of 64% on 2000. This was partly due to the fact that 2001 was NIB CAPITAL PRIVATE EQUITY's first full year. Since the business unit commenced operations on 1 May 2000, the results that year covered only eight months. NIB CAPITAL PRIVATE EQUITY also took over the management of NIB CAPITAL's private equity portfolios, which generated extra management fees in 2001.

The contribution made by the equity investment and other activities in 2001 were down € 24 million to € 20 million, due almost entirely to disappointing results on equity investment operations.

NET PROFIT

Net profit was € 87 million lower at € 105 million in 2001. Starting from the operating profit, the other profit components are analysed below.

NIB CAPITAL NET PROFIT

X EUR MILLION	2001	2000	GROWTH
OPERATING NET PROFIT	173	181	-4%
NET EXCEPTIONAL RESULTS	0	236	-100%
AMORTISATION OF GOODWILL	-45	-43	5%
AMORTISATION OF COSTPRICE ADJUSTMENTS	-20	-181	-89%
THIRD-PARTY INTERESTS	-3	-1	200%
NET PROFIT	105	192	-45%

NIB CAPITAL realised substantial exceptional income in 2000 from the sale of the interest in NPM CAPITAL. Including the gain on this transaction, net exceptional results in 2000 amounted to € 236 million, compared with nil in 2001.

Amortisation of goodwill, which relates mainly to goodwill paid on the acquisition of NIB CAPITAL BANK in 1999 and Alpinvest in 2000, increased slightly to € 45 million.

The amortisation charged on individual costprice adjustments, applied on the acquisition of NIB CAPITAL BANK in 1999 for the difference between book value and market value of participating interests and equity investments at the time of acquisition, decreased in 2001 to € 20 million. On the sale of the participating interests and equity investments concerned, these cost adjustments are written off, depending on the income actually realised. In 2000 this item included the write-off of the cost adjustment of € 143 million in respect of the sale of NPM CAPITAL and there were more exits from equity investments than in 2001.

The increase in third party interests to € 3 million relates entirely to the NIBC PETERCAM DERIVATIVES joint venture.

BALANCE SHEET

NIB CAPITAL's balance sheet total increased by only 1% in 2001 to € 18.6 billion. NIB CAPITAL BANK's lending portfolio shrank by 4% in 2001 to € 10.5 billion, all of this decrease being due to the contraction of the mortgage portfolio from € 3.5 billion at year-end 2000 to € 2.9 billion at year-end 2001, as a result of securitisation transactions totalling € 1.3 billion.
New production of residential mortgages turned out at € 0.9 billion in 2001, substantially lower than the € 1.3 billion achieved in 2000.
Corporate lending stabilised at the year-end 2000 level. Repayments totalled € 3 billion and loans to the value of € 0.7 billion were syndicated, offsetting the growth in the portfolio due to new production and the stronger US dollar. The lending portfolio developed in line with the group's strategic objective of optimising the amount of capital invested in the lending business.

Interest-bearing securities increased by € 1.1 billion in 2001 to approximately € 4.2 billion, reflecting the growth in the treasury activities.

The unrealised gains accounted for in the revaluation reserve were € 172 million lower in 2001, reflecting a decrease in market value of € 133 million and the sale of private equity investments held by NIB CAPITAL to which a revaluation of € 39 million had been applied. After the addition of retained profit of € 55 million, shareholders' equity decreased as a result of these factors by € 117 million to € 2,277 million.

The capital ratio (shareholders' equity as a percentage of balance sheet total) stood at around 12.3% at the end of 2001, slightly below the year-end 2000 figure of 13.0%. Excluding the revaluation reserve, the capital ratio increased from 11.9% to 12.1% as at year-end 2001.

RETURN ON EQUITY

The return on shareholders' equity, defined as net profit divided by average shareholders' equity, turned out at 4.5% in 2001 compared with 8.4% in 2000. Net earnings per share declined from € 7.06 in 2000 to € 3.85 in 2001.

When assessing the return on shareholders' equity, it is important to make allowance for NIB CAPITAL's specific accounting policies. Comparison with most other financial institutions is distorted in particular by the capitalisation of goodwill paid on acquisitions and the method of accounting for the expenses of the option scheme in the profit and loss account.
The operating return on equity, defined as the structural operating profit divided by average shareholders' equity less the book value of the goodwill, is a better basis of comparison within the financial sector. The operating return on equity in 2001 amounted to 10.9%, compared with 12.0% in 2000.

The Board of Managing Directors proposes to distribute as dividend to the shareholders € 50 million of the € 104.7 million net profit, equating to a dividend per share of € 1.84.

RISK MANAGEMENT

Substantial progress was made in 2001 both in systems and processes and in risk management policy. Work continued last year on the redefinition and realignment of the risk management structure. A new country risk policy was developed, a more rigorous policy on provisions was adopted and the process was re-engineered. In the area of asset and liability management, high priority was given to the Financial Markets Group's new markets and growing product range. The initial results of several ambitious IT projects, which will continue into 2003, became apparent last year. A start has been made on implementing Algorithmics software as the basis for NIB CAPITAL's risk engine. Considerable energy was also devoted to the formation and establishment of NIBC PETERCAM DERIVATIVES and monitoring the derivatives risk.

After the general provisions had been increased to a record level in 2000, the prospects for 2001 were more encouraging, but the positive outlook was clouded by global economic developments in the first half of the year. The events of 11 September then came as another heavy blow to certain specific sectors. The additions to the provisions for the lending portfolios had to be maintained at a similar level to 2000, due primarily to the formation of substantial provisions for the aviation sector. NIB CAPITAL's trading and investment portfolios suffered only limited adverse effects from the changing market conditions, chiefly in the form of reduced liquidity and large movements in the spread. The credit risk on these portfolios was very low.

The task in 2002 will be to closely monitor exposure in these markets while continuing to build and develop the risk management systems and processes.

NIB CAPITAL BANK

BANKING RESULTS

NIB CAPITAL's banking activities are carried on by NIB CAPITAL BANK, which is also responsible for part of the group's equity investment activities. NIB CAPITAL BANK's key figures are summarised below.

NIB CAPITAL BANK KEY FIGURES

X EUR MILLION	2001	2000	GROWTH
STRUCTURAL INCOME	325	294	11%
OPERATING NET PROFIT	131	101	30%
BALANCE SHEET TOTAL	17,519	17,263	1%
LENDING	10,755	11,302	-5%
GROUP CAPITAL BASE	2,006	1,931	4%
TIER I RATIO	10.4%	10.8%	
CAPITAL ADEQUACY RATIO	13.5%	14.6%	
AVERAGE NUMBER OF EMPLOYEES (FULL-TIME EQUIVALENTS)	626	571	10%

NIB CAPITAL BANK's structural operating net profit amounted to € 131 million in 2001, an increase of 30% on 2000.

Structural income was 11% higher in 2001 at € 325 million, due almost entirely to the results on financial structuring activities by several of the divisions and the income generated by NIBC PETERCAM DERIVATIVES. Net interest income increased only marginally, in line with the growth in the balance sheet total. Commission income showed little change compared to the year before.

As at year-end 2001, the group capital base represented 11.4% of the balance sheet total, compared with 11.2% at the end of 2000. This ratio and the year-end 2001 Tier 1 ratio of 10.4% are indicative of the bank's financial soundness.

In recognition of the bank's solidly-based profitability and strong capital position and the quality of its risk management, the rating agencies again confirmed its high rating in 2001: Standard & Poor's (AA-), Moody's (AA3) and Fitch IBCA (AA-). The outlook for the bank's rating is considered to be stable.

INTERNATIONAL FINANCE

International Finance focused its activities in 2001 on sectors in which the bank possesses significant expertise and is able to offer clients clear added value, thereby generating attractive returns. Since the beginning of 2002, these activities have been grouped under the Asset Finance and Project Finance departments. The tighter focus and clear positioning led to the division being retained to arrange numerous transactions in 2001. The emphasis on structuring and arrangement of added-value transactions also brought about substantial growth in commission income from new transactions. The products range from loans of various kinds (from senior debt to mezzanine debt) to derivatives for hedging purposes and equity products. The positions in asset finance and project finance will be strengthened selectively in the years ahead.

Asset Finance structures and arranges finance for specific assets, with the emphasis on ships and assets for the provison of logistics services.

Many transactions were again arranged in 2001 in the shipping sector. NIB CAPITAL BANK was ranked ninth in Marine Money magazine's world league of lead shipping bank debt arrangers and one transaction – a six-year facility of USD 348 million for OMI which NIB CAPITAL arranged in conjunction with three other banks – was awarded 'Secured Bank Debt Deal of the Year 2001'. NIB CAPITAL BANK's partnerships with American Marine Advisors in the

United States, Capital Partners in Norway and NIB CAPITAL BANK's Singapore branch played an important role here.

A number of finance packages were arranged in the logistics sector, including one transaction for Vopak.

In the aviation sector, NIB CAPITAL BANK has adopted a cautious line on new lending since 11 September.

Project Finance is responsible for structuring and arranging finance packages for sponsors of projects generating a stable long-term cash flow. Project Finance was mainly active in the Energy & Environment and public/private finance sectors.

The Energy & Environment department arranges finance for international and local energy and energy-related companies in Europe and the United States. Its field of operation was expanded in 2001 to include electricity generation, in particular sustainable electricity generation. New finance packages for wind power projects were arranged in Europe and elsewhere. NIB CAPITAL BANK also greatly advanced its position in the oil and offshore service market, arranging finance packages for IHC Caland, Heerema Group, Bluewater and many others.

In the public/private finance sector, the majority of the bank's activities were concentrated mainly in the United Kingdom where the market for finance packages of this kind is well developed. The bank had a very successful year advising clients in the United Kingdom on efficient project financing structures and arranging finance packages under the public/private finance initiative (PPFI). The bank also operated successfully as an equity partner in a number of transactions, working closely under the PPFI with sponsors such as Alfred McAlpine, Ballast Nedam, HBG, Jarvis and Shanks.
Transactions finalised last year included the Sunderland Schools and Newlincs Waste Management projects.

MERCHANT BANKING

Although the results fell short of expectations, 2001 was a good year for the Merchant Banking Division. The effects of the economic downturn became more apparent in the second half of the year.

As the final stage in the integration of NIB CAPITAL BANK's Merchant Banking operations, almost all the division's staff relocated in early 2001 to new offices in Amsterdam's Zuidas (South Axis) district to maximise cooperation between the commercial functions. Via advertising campaigns and a series of personal presentations, good progress has been made in marketing the bank's business concept which combines strategic advice, M&A support and finance.
The various functions are working well together and the interchange of expertise and client contacts is both increasing the added value for the client and making the operation more commercially effective. Extra added value for the client is offered in the form of high quality, independent (and paid-for) advice on financial strategy. Awareness of this concept and recognition of its value are growing. Clients in 2001 included Geveke, Samas, Friesland Coberco Dairy Foods, the Netherlands Competition Authority, the Office of Energy Regulation (DTe), DHV, TBI, Bluewater, Allseas, N.V. Kliq, Afvalzorg, Kruidvat and Start.

A new specialism – Treasury Solutions – was added to the range of services in 2001. The Treasury Solutions department advises and supports corporate clients and (semi-)governmental institutions in resolving issues relating to cash management, risk management and finance. The Treasury Solutions department reported satisfactory growth in turnover in 2001, having been retained as consultant by clients including ABP, Akzo Nobel, Philips, James Hardie and Sibelco. The department also provided interim treasury management services for Océ, Kappa and other clients.

The Merchant Banking activities were also strengthened and expanded at the end of 2001 with the addition of the Acquisition Finance Group. This group, operating out of London and Amsterdam, specialises in structuring and arranging acquisition finance facilities, mainly on behalf of private equity houses in Europe. The Acquisition Finance Group significantly strengthened its market position by arranging and syndicating numerous transactions last year, including the management buy-out of Internatio-Müller Chemical Distribution for NIB CAPITAL PRIVATE EQUITY, the management buy-out of Leisure Link for Henderson Private Capital and the management buy-out of Ad van Geloven for Gilde Participaties. Acquisition Finance also played an important role as co-arranger/underwriter for transactions including Kappa, Cementbouw and illbruck.

Term Loan Facility for Cableship Contractors Holding N.V. for the financing of three Cable Layers

ARRANGER

VAN NELLE ONTWERPFABRIEK

Mortgage backed loan of € 35 million for redevelopment

SOLE ARRANGER & STRUCTURING ADVISOR

JUFITY

Jufity V.O.F., an affiliate of NIB Capital Bank N.V., has obtained innovative funding from Delft Capital Fund LLC in the United States

First Dutch institution to access the US Auction Market Preferred Shares ("AMPS-Market")

JOINT STRUCTURING ADVISOR

illbruck

Leading supplier of noise absorption products, heat shields and door modules for the automotive sector

Management Buy Out illbruck Automotive Group

INITIATED AND ARRANGED BY

TUBESCA
ZARGES

The European Market Leader in aluminium ladders, boxes, containers and scaffolding

Management Buy Out of Zarges Tubesca Group
Bavaria & France

INITIATED AND ARRANGED BY

For the purchase of all shares of Drie Mollen Holding B.V.

ARRANGER

The branch in Belgium was expanded and will shortly be in a position to provide a full service on the Belgian market. The branch's clients in 2001 included Oleon, under which TotalFina Elf Group's oleochemical activities are organised, and Cofinimmo, the largest Belgian property fund. All NIB CAPITAL BANK's operations in Belgium will be grouped together in Brussels in early 2002.

The bank's M&A specialists work mainly for small-cap and mid-cap firms, large private companies in the Benelux and national and international private equity houses. The M&A department, which has switched from a sector-oriented to a product-oriented approach, is supported by NIB CAPITAL's researchers. A special private equity team was formed in 2001 which focuses primarily on initiating and implementing buyouts for private equity houses or management teams. The private equity team played a prominent role, for example, in the management buyout of Fano Fine Food from Smilde Group. The M&A department completed projects for many listed and private companies in 2001, thereby positioning itself more strongly in its target market.

The Corporate Banking department assisted clients with acquisitions, buyouts, major investments and financial restructuring projects last year. The department's services range from consultancy and structuring to financing and the issue of debt instruments. Several major syndicated transactions were arranged in 2001, for clients including De Drie Mollen Beheer, Grontmij and Cofinimmo. Warrant-based finance packages were arranged for SECON and other clients and a steady stream of referrals was generated for the bank's M&A consultants. NIB CAPITAL BANK was joint lead manager/underwriter for bridging finance followed by a syndicated credit facility for Friesland Coberco Dairy Foods, in a transaction worth € 800 million.

The Equity & Intermediate Capital department offers tailor-made equity-based products and hybrid equity/debt products. The bank acted as listing agent and sponsor for Barclays investment funds (tracker funds) on Euronext Amsterdam and as joint lead manager for a share issue by Ducatus, a major investor in preference shares on the Dutch market, in a transaction worth € 161 million. In connection with this transaction, NIB CAPITAL increased its interest in Ducatus to over 20%. The bank also acted as joint lead manager for an issue of preference shares by De Goudse, lead manager for an issue of preference shares by NOB Cinevideo and the structuring of an employee shareholding plan for DSB.

The Government Services department will continue to operate the Special Finance scheme on behalf of the state. At the request of the government, the Emerging Markets Investment Facility was transferred to Nederlandse Financierings Maatschappij voor Ontwikkelingslanden (FMO). It is planned to transfer NIBConsult BV (public investment advisory services) to a joint venture formed with an external company, in order to meet the market's increasingly stringent requirements.

FINANCIAL MARKETS

The Financial Markets group developed into a strong player on the capital markets in 2001. Sales capacity was significantly strengthened by creating an institutional sales team to target banks and institutional investors in Europe. An equity derivatives joint venture with Petercam was launched in early 2001.

Thanks to the comprehensive product range offered by the bank and the joint venture, the sales teams are able to respond effectively to clients' requirements and propose made-to-measure solutions. The product range extends from asset-backed securities to equity, credit and interest rate derivatives and combinations of the above. The trading desks support the sales teams with market intelligence and pricing advice.

The bank's placement power in the field of securitisation continued to gain in strength, resulting in a number of noteworthy transactions. Two Dutch mortgage-backed securities programmes, worth € 750 million and € 900 million, were launched in 2001, the majority of which in both cases was placed on the European market by the bank itself. Close cooperation with NIB CAPITAL ASSET MANAGEMENT and ABP also resulted in a successful mortgage securitisation transaction worth € 2.2 billion (Stream I).

NIBC PETERCAM DERIVATIVES can look back on a successful first year in which, with the support of an expert and experienced staff, the company succeeded in securing a good position in the European market in a very short time. This position will be further strengthened in the year ahead. In the start-up phase, high priority was given to risk management in relation to equity derivatives and embedding this expertise in the bank organisation.

The bank obtains its funding largely through public issues and private placements on the international money and capital markets. The bank's total call on the capital markets was € 3 billion in 2001. The bank's funding policy seeks to spread the funding adequately over the various currencies and markets. In line with this policy, floating-rate notes were issued for € 500 million, USD 500 million, CHF 350 million and NOK 400 million. This international diversification enables the bank to borrow on the most favourable terms.

The bank set up a repo desk in mid-2001 which will in due course also take over the management of third-party portfolios with a view to optimising the client's yield.

The bank has been one of the primary dealers for Dutch government loans since 1998 and was able to consolidate its position in this market in 2001.

NIB CAPITAL ASSET MANAGEMENT

NIB CAPITAL ASSET MANAGEMENT's main focus last year was on building up the organisation and infrastructure and improving the investment process.

The relatively new team, which was formed in 2000 and 2001, focused last year on managing the assets of ABP, our principal client, thereby gaining experience and testing the processes and systems in practice.

This management requires a transparent and sophisticated risk-management framework, which has been provided by creating a risk-control function, compiling a risk-management manual and implementing the highly advanced Algorithmics risk-management system.

The accounting organisation is now in place and has been defined in detail, as has the investment process. The support systems and an advanced IT infrastructure have been selected, installed and are in use. The Algorithmics risk-management system will come on stream in the second quarter of 2002.

Having configured its IT organisation in accordance with the ITIL guidelines, NIB CAPITAL ASSET MANAGEMENT can rely on an efficient and controllable process.

NIB CAPITAL ASSET MANAGEMENT'S RESULTS

NIB CAPITAL ASSET MANAGEMENT's key figures are presented in the following summary.

NIB CAPITAL ASSET MANAGEMENT KEY FIGURES

X EUR MILLION	2001	2000	GROWTH
TOTAL INCOME	12	37	-68%
OPERATING NET PROFIT	-4	17	-124%
ASSETS UNDER MANAGEMENT FOR THIRD PARTIES	24,300	23,800	5%
AVERAGE NUMBER OF EMPLOYEES (FULL-TIME EQUIVALENTS)	76	30	153%

Although management fee income remained at the same level as in 2000, total income decreased to € 12 million in the absence of performance-related commission income. Developments on the financial markets in the fourth quarter of 2001 caused the return on assets under management to fall slightly short of the agreed benchmarks and NIB CAPITAL ASSET MANAGEMENT consequently earned no performance fees in 2001, after having exceeded the benchmarks by an exceptionally large margin the year before.
The operating net profit turned out € 21 million lower, resulting in an operating loss of € 4 million.

NIB CAPITAL PRIVATE EQUITY

MARKET DEVELOPMENTS IN THE UNITED STATES

Several sectors of the US economy experienced a downturn in 2001, which was reflected in negative growth of 1.3% in gross national product in the third quarter. Although recovery was delayed by the events of 11 September 2001, by the end of the year there was evidence of some improvement, thanks to the resilient consumer market and the housing market. The weakness of the economy brought additional pressure to bear on the already difficult venture capital market and adversely affected the market for leveraged buyouts.
The tight US lending market exacerbated this effect.

Reflecting these factors, yields remained negative. The Venture Economics Index stayed negative, falling 23% in the first nine months of 2001. Yields are expected to remain below par for at least part of 2002, because some investments made in the past three years still have to be written off.

Although the technology and telecom sectors are still in difficulty, interest in life sciences (healthcare and biotechnology) is growing among many venture capital providers with expertise in this sector.

Leveraged buyout transaction volume in US dollars in 2001 was down 44% on 2000, while the number of transactions decreased by 35% over the same period. Total transaction volume in 2001 amounted to USD 29 billion, compared with USD 41 billion in 2000 and USD 62 billion in 1999, which was a record year.

It has become much more difficult to exit from investments via flotation and the thin M&A market is making it harder to exit via a strategic sale. Flotations in the United States in 2001 raised USD 37 billion in new issues, compared with USD 97 billion in 2000. This trend is not expected to reverse as long as the equity markets in the United States are falling and strategic buyers continue to bide their time, awaiting clear signs of a general economic upturn.

THE EUROPEAN MARKET

There are still opportunities for consolidation and restructuring in Europe and this, combined with a healthier finance market than in the US, made the private equity market in Europe more active than its US counterpart in 2001.

Investment activity declined sharply in 2001, in terms of both value (down 68% in the first quarter) and number of transactions (44% lower in the first quarter). While asset managers still generally prefer to confine their portfolios to sectors they are familiar with, the life sciences sector is an exception to this rule. The sector is expected to grow vigorously, driven by the ageing of the population and growing patient purchasing power. It is unlikely that fund managers will be able to resist investing in this sector for much longer, given the need for follow-up finance on the part of companies with restricted access to the public capital markets.

Although there were fewer buyouts in the first half of 2001 than in the same period in 1999 and 2000, the total value of buyouts reached a record € 40 billion. Several transactions were postponed in the climate of uncertainty on the US and European markets engendered by the events of 11 September.

On the European market for venture capital for early-stage technology companies, the trend which became apparent in the first half of 2000 continued last year. The financial climate is still hostile to young technology companies, in the light of their revised earning potential.
A number of technology sectors were also faced with falling demand. Investment in early-stage companies was limited.

THE ORGANISATION IN 2001

Acceptance policy was streamlined in the first quarter of 2001 as part of the process of developing a standard unified approach and increasing the involvement of all partners. A quarterly portfolio revision procedure for each discipline was finalised in July 2001. All direct investments and co-investments are valued in accordance with the guidelines published in March 2001 by the European Venture Capital Association (EVCA).

Implementation of a new product administration system, which will significantly improve the quality of reporting for internal users and clients, is approaching completion. As well as access to their portfolio via the internet, clients will also receive a comprehensive summary of the composition and performance of their portfolio by sector, by stage in life-cycle and by geographical region. Analysis of the fund investments and the underlying companies will also be supported by the IT system, which will fulfil a key function in the assessment of our general partners.

NIB CAPITAL PRIVATE EQUITY has been licensed by the STE (Securities Board of the Netherlands) since December 2001 and is aiming to fulfil the SAS70 requirements by the end of 2002.

NIB CAPITAL PRIVATE EQUITY is confident of sustained growth in assets under management in the years ahead. A mezzanine fund worth USD 400 million has been committed, for which the mandate will shortly be signed by ABP, PGGM and NIB CAPITAL.

NIB CAPITAL PRIVATE EQUITY'S RESULTS

NIB CAPITAL PRIVATE EQUITY's key figures are presented below. The comparative figures for 2000 relate to a period of eight months.

NIB CAPITAL PRIVATE EQUITY KEY FIGURES

X EUR MILLION	2001	2000	GROWTH
TOTAL INCOME	50	27	85%
OPERATING NET PROFIT	18	11	64%
ASSETS UNDER MANAGEMENT FOR THIRD PARTIES (COMMITTED)	12,300	10,200	21%
ASSETS INVESTED FOR THIRD PARTIES	5,800	4,900	18%
AVERAGE NUMBER OF EMPLOYEES (FULL-TIME EQUIVALENTS)	62	24	158%

Income, which consists entirely of management commission, amounted to € 50 million in 2001, an increase of 85% (25% if the 2000 figure is extrapolated to a full year). This growth was commensurate with the increase in assets under management, which totalled € 12.3 billion as at year-end 2001. Of this total, € 5.8 billion had been invested.

OUTLOOK FOR 2002

Private equity investment enables buyout sponsors, especially in the US buyout markets, to invest capital more cheaply in the future. The average multiples have fallen by 20% from 7.0 in 1997 to 5.5 in 2001, but the total debt/ebitda has fallen from 5.7 to 3.8 over the same period. This trend is likely to be beneficial to NIB CAPITAL PRIVATE EQUITY.

Another positive aspect of the weaker European and US markets is that a growing number of players need liquidity, making the secondary market more attractive for NIB CAPITAL PRIVATE EQUITY. Transactions in this markt can reduce the investment risk for our investors, and enable them to create better yields. The product also offers a wider spread of funds and peak years, attractive yields and a shorter investment horizon. It has accordingly been agreed with ABP and PGGM to transfer around € 750 million of the existing Fund of Funds programme to a secondary partnership structure. Over the next two years, around 50% of the fund will be transferred to funds which invest mainly in existing interests in private equity partnerships. The remaining 50% will be used to directly acquire existing interests in limited partnerships.

In the current adverse markets for bank lending and high-yield bonds, mezzanine funds in the US are offering attractive risk/return ratios and there is every indication that these investments will retain their attractiveness in the years ahead. NIB CAPITAL PRIVATE EQUITY is well placed to pursue a strategy which combines mezzanine funds and co-investments. ABP, PGGM and NIB CAPITAL see attractive opportunities in the US mezzanine market, which offers greater potential than the European market for mezzanine funds. NIB CAPITAL PRIVATE EQUITY has accordingly been given a mandate to place USD 400 million in the United States, of which 50% is earmarked for mezzanine funds and 50% for co-investments. Provided the fund performs in line with expectations, we can look forward to further commitments within three years.

NIB CAPITAL PRIVATE EQUITY has made good progress in the development of a fund-of-funds, intended primarily for small and medium-sized pension funds. Despite the severe impact of recent economic developments on the finance sector, NIB CAPITAL PRIVATE EQUITY is expecting to gain new clients in 2002.

SOCIAL POLICY

The process of transformation of NIB CAPITAL, which was initiated in 2000, continued last year. Evaluation of the validity of and progress with this transformation process has revealed that, although NIB CAPITAL is clearly on the right track, there are areas where a change of emphasis and/or pace is required, partly as a consequence of the deteriorating market conditions in the second half of 2001. The project has made heavy demands on the staff's competences and commitment, and the Board of Managing Directors has great respect for and appreciation of the way in which the staff have taken up the challenges and achieved NIB CAPITAL's objectives. Without their effort and commitment, NIB CAPITAL would not be the company it is today.

Responding to change will be a fact of life in the future. An organisation which distinguishes itself from the competition by offering innovative, client-centred solutions and products is under constant pressure to react to changing market conditions and client requirements.

BILDERBERG
HOTELS & RESTAURANTS

Secured Single Currency Term and Revolving Facilities Agreement

JOINT ARRANGER

Ducatus NV

Public offering of 2,600,000 shares to finance the purchase of various preference share investments

JOINT LEAD MANAGER

FRIESLAND
FRIESLAND COBERCO
DAIRY FOODS HOLDING N.V.

Acquisition of Nutricia Dairy and Drinks Group

Chocomel Fristi EXTRAN

JOINT ARRANGER

STReAM I

Securitisation of a portfolio of Dutch residential mortgage receivables

SELLER	Stichting Pensioenfonds ABP
SERVICER	ABP Hypotheken N.V.
ISSUER	STReAM I B.V.

JOINT LEAD MANAGER

FanoFineFood
CONVENIENCE FOOD SPECIALIST

Management Buy Out

ARRANGED & STRUCTURED BY

KOREAN AIR

Secured Debt Facilities for three Boeing B737-800 Aircraft

JOINT ARRANGER

To provide a strong base from which to pursue our strategic objectives, the number of employees was increased in 2001 from 677 to 812. We envisage no further growth in manpower in 2002. Staff turnover was significantly lower last year at 15.7%, the historical average, compared with 22% in 2000.

TERMS OF EMPLOYMENT

NIB CAPITAL's corporate culture challenges managers and staff to take the initiative in pursuing their own individual development and hence that of the organisation. Key concepts in our policy on terms of employment are accordingly flexibility, variability and individualisation.

Pay is increasingly being linked to the achievement of individual objectives and NIB CAPITAL's results. All staff are allocated to pay intervals to which variable remuneration is related.

All staff were given the opportunity in 2001 of participating in a Stock Appreciation Rights plan, which is similar to an option scheme. The ultimate value of the plan to the participants is directly linked to the growth in the value of the company. Virtually all staff members have joined the plan.

COMMUNICATION

A professional, performance-driven organisation demands an open business culture in which management and staff have respect for one another and take responsibility for the results achieved. That requires an organisation in which people talk to one another, not about one another. Several new communications media were developed in the fourth quarter of 2001 to foster this business culture, ranging from a new house journal ('Capital Voice') to digital news briefings ('Hot News' and 'What's Going On'). The members of the Board of Managing Directors also hold regular meetings with groups of 15–20 staff from all parts of the organisation, for an informal exchange of views on the course of business and our company's future. Staff are free to apply to attend these meetings, an opportunity which has been taken up on a wide scale.

COMPLIANCE

Integrity is a sine qua non at NIB CAPITAL, and we are working intensively and proactively on the implementation of compliance rules to ensure that we continue to maintain the highest standards. Further regulations were introduced in 2001 relating to private investment transactions, gifts and favours and Chinese walls.

STAFF COUNCIL

The Board of Managing Directors and the Staff Council met frequently in 2001 to discuss a variety of current topics and a number of requests for recommendations and advice. The issues considered included the relocation of the Merchant Banking Division from Utrecht and The Hague to Amsterdam, the termination of the activities of the Equity Sales & Trading department, the centralisation of office accommodation and the amalgamation of a number of related operational banking activities. In the area of terms of employment, the Staff Council advised on the Stock Appreciation Rights plan, the rules for ICT department staff on standby and the new pension system.

Staff from all the business lines were represented on the Staff Council throughout the year. New elections were held at the end of 2001 to increase the membership of the Council.

OPPORTUNITIES AND RISKS FOR COMPANIES AND INVESTORS IN A RECOVERING ECONOMY

ECONOMIC DEVELOPMENTS

The pace of innovation is increasing. Progress in information technology, economic integration and globalisation means that companies and financial institutions are now working within a global economy. Since 11 September, we have seen how vulnerable this new world can be. As well as many opportunities, significant new risks have arisen. The process of globalisation and economic integration goes on, and the successful companies and institutions will be those which have made clear product/ market choices and are able to adapt rapidly to and manage the risks presented by the changing environment.

After the vigorous economic growth and expansion of world trade in the period 1995–2000, the global economy appeared to come to a standstill in 2001. The sharp downturn in economic activity in the US from mid-2000 onwards continued in 2001, exacerbated by the adverse effects of 11 September. The repercussions were soon felt in Europe, and more particularly in Asia, which was badly hit by the malaise in the technology sector. Meanwhile, the Japanese economy again slipped into recession.

Despite progress in economic integration in Europe and the introduction of the euro, the eurozone has been unable to stimulate global economic recovery. The downturn in the US also demonstrated that companies are able to adapt to changing economic conditions faster than before. Production was quickly brought into line with falling demand and stock levels were swiftly lowered. However, the rapid adaptation of companies around the world to the changing market conditions also meant that the economic downturn was global in scale, and that presents new risks.

The outlook for 2002 and 2003 is more favourable for the US and Europe. The strength of the recovery will depend on consumers' spending behaviour and manufacturers' investing behaviour, and both are suffering from a high level of debt. That may temper the recovery, but low interest rates and lower taxes are providing a strong stimulus. In Germany, the largest economy in the eurozone, lack of dynamics and relatively high unemployment are standing in the way of recovery. The outlook for Japan remains dismal, pending reform of the banking sector and institutional changes.

The Netherlands and Belgium will immediately feel the effects of recovery in the global economy. Recovery in the Dutch economy is expected to run in parallel with that of the US economy and world trade. Given the important role played by semi-manufactures in its economic structure, the Belgian economy will be an early beneficiary of a European economic upturn.

FINANCIAL MARKETS AND INSTITUTIONAL INVESTORS

The financial markets had a hard time in 2001. The lacklustre economic prospects, deteriorating market conditions and worsening company balance sheet ratios were reflected in sharp falls on the equity markets. The events of 11 September also showed how well the markets are able to absorb a major shock of that kind. The regulatory authorities, including central banks, demonstrated their ability to support the markets effectively by providing liquidity. The experience gained with previous financial crises in Asia in 1997, Russia and LTCM in 1998 and Brazil in 1999 help to ensure an effective and internationally coordinated response by the authorities. The handling of the recent crises in Argentina and Turkey confirm this assessment.

The bond markets performed better, benefiting until late 2001 from the lower interest rates, but the picture for corporate bonds was variable. Many institutional investors suffered substantial net depreciation of their assets. New products and structures designed to achieve efficient use of capital are gaining ground fast on the bond markets. Key factors here are the assessment of creditworthiness and the proportion of capital tied up in lending operations. With the imminent revision of the Basel Capital Accord (Basel II), the pricing of credit will more closely reflect the underlying credit risks. Internal and external credit ratings will be a determining factor here. These changes will also mean the increasing transfer of risks from banks to investors via securitisation of lending portfolios.

Institutional investors largely dictate developments on the financial markets. The ageing of the population and the preference for securing the funding of future pensions via the fully-funded and defined contribution methods are creating the conditions at European level for rapid growth in pension savings and hence investment. Institutional changes are taking place in Europe at a rapid pace, with Germany, Belgium and Italy among the countries which are revising their tax legislation. The European Union is a driving force behind this trend, from which financial conglomerates and asset managers are likely to benefit.

Pension funds in the Netherlands are also operating in a fast-changing environment, where pension funds, insurance companies and government have reached agreement on the provision of pension products. The environment in which pension funds operate is competitive and, faced with growing competition and the obligation to comply with agreements made within the Labour Foundation, pension funds are being forced to improve their performance. Disappointing investment results mean that many funds' commitments are now less well-funded. On top of this, pension funds in the Netherlands have to deal with relatively high wage and price inflation, while their ability to raise the level of funding through higher contributions is constrained by both political considerations and the impact of the weak economy on the private sector. With the rise of pension plans based on the defined-contribution system, yield has now become a competitive factor, placing heavy pressure on pension funds to increase their yields without increasing risk. The gloomy prospects for equity yields and the desire for diversification are fuelling rapid growth in investment in alternative categories.

The low correlations presented by these investments and their attractive returns in absolute terms make them an attractive option for pension funds seeking to improve their overall investment yield.

CONSEQUENCES FOR THE CORPORATE SECTOR

In many sectors, globalisation is bringing increasing international competition. After the abrupt decline in the international transport sector last year, prompted partly by the events of 11 September, new growth is expected in this sector when the economy recovers, which will benefit investment in infrastructure, equipment and the environment. The removal of barriers to trade, the growth in communications and transport and the greater transparency of the markets will force other companies to reconsider their added value and move into new products and markets.

Many companies in Europe and the US will also need to restructure their debt position. Companies which borrowed heavily in the late 1990s to fund investments that have proved unprofitable are now facing restructuring, liquidation and takeover. This is particularly apparent in the telecom sector. International harmonisation of accounting and corporate governance rules are also forcing companies to make organisational changes.

Consolidation, technological renewal, globalisation, restructuring and the creation of shareholder value are still important motives driving mergers and acquisitions. The restructuring of the private sector will provide fresh momentum for M&A activity, helped by compulsory or voluntary disposal of business units and the need to achieve critical mass. Cross-border transactions will become more common as national borders within Europe come down, as the European Union is expanded and as institutional frameworks in the different countries converge. The process of economic restructuring in Europe is still in progress, however, and there are still many medium-sized family companies whose shareholding structure is susceptible to change in the future. The growing sensitivity to shareholder value on the part of European companies will also bring structural changes.

There will be an especially strong focus on small-caps and mid-caps. Although these companies performed better than the large-caps in the United States last year, their market valuation in Europe is lagging behind. The low valuation of these companies has fuelled a strong public-to-private trend, which is expected to continue in the years ahead. With their low market capitalisation, companies in this segment have little chance of being included as interesting investment propositions in the European securities portfolios of institutional investors. This creates opportunities for employing private equity.

OUTLOOK FOR 2002

NIB CAPITAL will continue to work on implementing its strategy in 2002 and will continue to develop rapidly as a new European capital market specialist.

In view of the uncertain prospects for the market and the unpredictable nature of the results on the private equity portfolio, the Board of Managing Directors prefers not to make any pronouncement regarding NIB CAPITAL's future profits.

THE HAGUE, 6 MARCH 2002

THE BOARD OF MANAGING DIRECTORS

MARC L. GEDOPT, CHAIRMAN

G. VOLKERT H. DOEKSEN

GERARD VAN OLPHEN

JURGEN B.J. STEGMANN

SPECTOR

Private placement of preference shares

SOLE ARRANGER

Hospitality Europe

Senior Secured Term Loan for Foncière Hôtelière de Roissy S.N.C. and Société Hôtelière Internationale de Roissy S.A. in connection with the Hyatt Regency Paris – Charles de Gaulle

SOLE ARRANGER

PEIJNENBURG

Peijnenburg Management Buy Out

ADVISOR

HAVEN VAN VLISSINGEN

Sale of 100% of the shares NV Haven van Vlissingen to Verbrugge Terminals

ADVISOR

KONINKLIJKE WAGENBORG

Shipfinancing for m.s. Mississippiborg, a multi purpose ship of 9,200 dwt

SOLE ARRANGER

Grontmij

Refinancing short term banking facilities

SOLE ARRANGER

ANNUAL ACCOUNTS

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2001

AFTER PROFIT APPROPRIATION

IN MILLIONS OF EUROS

ASSETS		2001		2000
CASH		93		596
BANKS		794		717
LOANS AND ADVANCES				
GUARANTEED BY PUBLIC AUTHORITIES	837		1,292	
TO THE PRIVATE SECTOR	9,686		9,720	
		10,523		11,012
INTEREST-BEARING SECURITIES		4,205		3,107
SHARES		1,189		1,293
PARTICIPATING INTERESTS		262		193
INTANGIBLE FIXED ASSETS		732		770
PROPERTY AND EQUIPMENT		66		57
PREPAYMENTS AND ACCRUED INCOME		688		675
		18,552		18,420

IN MILLIONS OF EUROS

LIABILITIES AND SHAREHOLDERS' EQUITY		2001		2000
BANKS		607		714
FUNDS ENTRUSTED		2,287		2,068
DEBT SECURITIES		11,307		11,281
OTHER LIABILITIES		283		219
ACCRUALS AND DEFERRED INCOME		1,004		963
PROVISIONS		41		48
		15,529		**15,293**
FUND FOR GENERAL BANKING RISKS		136		136
SUBORDINATED LIABILITIES		599		595
SHAREHOLDERS' EQUITY				
ISSUED AND PAID-UP CAPITAL	1,362		1,362	
RESERVES	915		1,032	
GROUP EQUITY		2,277		2,394
THIRD-PARTY INTERESTS		11		2
GROUP CAPITAL BASE		**3,023**		**3,127**
		18,552		18,420
CONTINGENT LIABILITIES		2,028		1,211
IRREVOCABLE FACILITIES		1,564		1,575

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR 2001

IN MILLIONS OF EUROS

INCOME		2001		2000
INTEREST INCOME	923.3		1,088.1	
INTEREST EXPENSE	713.9		889.0	
INTEREST		209.4		199.1
INCOME FROM SECURITIES AND PARTICIPATING INTERESTS				
• SALE OF NPM CAPITAL N.V.	-		249.3	
• OTHER INCOME	70.6		62.8	
		70.6		312.1
COMMISSION INCOME	79.2		84.9	
COMMISSION EXPENSE	2.9		0.8	
COMMISSION		76.3		84.1
RESULTS ON FINANCIAL TRANSACTIONS		53.3		36.5
OTHER REVENUE		5.1		12.0
TOTAL INCOME		**414.7**		**643.8**
EXPENSES				
PERSONNEL EXPENSES				
• PAYROLL EXPENSES	92.8		69.9	
• OPTION SCHEME EXPENSES	6.4		4.9	
		99.2		74.8
OTHER ADMINISTRATIVE EXPENSES		52.3		53.9
		151.5		128.7
DEPRECIATION		7.9		9.2
OPERATING EXPENSES		159.4		137.9
VALUE ADJUSTMENTS TO RECEIVABLES		75.6		76.7
TOTAL EXPENSES		**235.0**		**214.6**
OPERATING RESULT BEFORE TAXATION AND BEFORE AMORTISATION OF GOODWILL AND COSTPRICE ADJUSTMENTS		**179.7**		**429.2**
TAXATION		6.9		11.9
NET OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL AND COSTPRICE ADJUSTMENTS		**172.8**		**417.3**
AMORTISATION OF GOODWILL	44.7		43.4	
AMORTISATION OF COSTPRICE ADJUSTMENTS	20.0		181.2	
		64.7		224.6
		108.1		192.7
MINORITY INTERESTS		3.4		0.5
NET PROFIT		**104.7**		**192.2**

CASH FLOW STATEMENT FOR 2001

IN MILLIONS OF EUROS

		2001		2000
NET PROFIT	105		192	
ADJUSTMENTS:				
DEPRECIATION	73		233	
VALUE ADJUSTMENTS TO RECEIVABLES	76		77	
MOVEMENTS IN PROVISIONS	-7		6	
CASH FLOW FROM NET PROFIT	247		508	
BANKS	-184		-826	
LOANS AND ADVANCES	413		3	
DEBT SECURITIES	26		-246	
FUNDS ENTRUSTED	219		385	
SHARES	-88		-246	
INTEREST-BEARING SECURITIES TRADING PORTFOLIO	-1,359		-74	
OTHER MOVEMENTS	50		457	
CASH FLOW FROM OPERATING ACTIVITIES		**-676**		**-39**
INVESTMENT PORTFOLIO PURCHASES	-1,040		-1,282	
REPAYMENTS AND DISPOSALS	1,301		1,500	
INVESTMENT PORTFOLIO		261		218
PURCHASE OF PARTICIPATING INTERESTS	-69		-211	
DISPOSAL OF PARTICIPATING INTERESTS	0		184	
PARTICIPATING INTERESTS		-69		-27
PURCHASE OF TANGIBLE FIXED ASSETS		-16		-8
PURCHASE OF INTANGIBLE FIXED ASSETS		-7		-101
CASH FLOW FROM INVESTING ACTIVITIES		**169**		**82**
SUBORDINATED LIABILITIES		4		19
CASH FLOW FROM FINANCING ACTIVITIES		4		**19**
CASH FLOW		**-503**		**62**

ACCOUNTING POLICIES

The annual accounts have been prepared in accordance with the legal requirements for annual accounts of banks contained in Title 9, Book 2, of the Netherlands Civil Code.

The company profit and loss account has been drawn up in accordance with Section 402, Book 2, of the Netherlands Civil Code. The list of information relating to subsidiaries and participating interests referred to in Section 379 and 414, Book 2, of the Netherlands Civil Code has been filed with the Chamber of Commerce in Utrecht.

All amounts are shown in millions of euros unless otherwise stated. Any significant comparative figures for the preceding year are shown in brackets in the notes to the accounts.

The annual accounts have been presented in euros. Currency translation has been effected at the official rates, applying a rate of 1 Euro = *f* 2.20371.

The consolidated accounts include the assets, liabilities and results of the company and its group companies.

The financial figures of joint ventures, insofar as they are financial institutions, are included on a pro rata basis in the consolidated accounts according to the interest held. The financial information relating to the joint venture NIBC Petercam Derivatives N.V., specialising in equity derivatives, has been fully consolidated. The reason is that NIB Capital Bank N.V. is guarantor for the liabilities under derivatives contracts entered into by the joint venture with various counterparties.

In view of the control exercised by the government over the policy of the bank's wholly owned participating interest De Nederlandse Participatie Maatschappij voor de Nederlandse Antillen N.V. (NPMNA), this company has not been treated as a group company. On behalf of the Dutch government, NPMNA provides funding to companies and institutions based in the Netherlands Antilles and Aruba.

A list of the principal consolidated group companies is included in an appendix to these notes.

GENERAL

Assets and liabilities are included at face value unless otherwise indicated.

FOREIGN CURRENCY TRANSLATION

Foreign currency receivables and payables, together with any related forward contracts, are translated at the spot rate ruling at balance sheet date. Transactions in foreign currencies are translated at the exchange rate ruling on the date of the transaction.

Exchange differences arising on forward contracts relating to funding and lending are included in the balance sheet in prepayments and accrued income or accruals and deferred income and are recognised as interest in the profit and loss account in proportion to the term of the contract. Exchange differences arising on forward contracts relating to subordinated loans are included in the balance sheet in subordinated liabilities. Forward contracts relating to trading activities are stated at market value.

Other exchange differences arising on translation are included in the profit and loss account as results on financial transactions.

TRADING PORTFOLIO

The trading portfolio comprises all interest-bearing securities, shares and other financial instruments (including derivatives) which are not treated as fixed assets but are basically intended for generating transaction results.

INVESTMENT PORTFOLIO

The investment portfolio includes all interest-bearing securities and shares treated as fixed assets and basically intended for permanent use in connection with the bank's activities.

OFF-BALANCE-SHEET INSTRUMENTS

Off-balance-sheet instruments are used to hedge the bank's own positions and are accounted for in accordance with the principles of valuation and determination of results applicable to the underlying positions.

Rights and obligations under option contracts and similar contracts forming part of the trading portfolio:

- if traded on a regulated stock exchange, are stated at market value (quoted price);
- if entered into directly with counterparties, are stated at market value (estimated liquidation value).

To cover possible future hedging costs and option risks, part of the initial transaction result is included in a provision. These risks include volatility risks, credit risks, liquidity risks, financial model risks and other uncertainties.

These provisions are adjusted to the market value of the underlying positions.

BANKS AND LOANS AND ADVANCES

Amounts receivable from credit institutions and clients are included at face value less any provisions deemed necessary.

INTEREST-BEARING SECURITIES

Bonds and other interest-bearing securities forming part of the investment portfolio are stated at redemption value less diminutions in value for credit risks. The difference between the carrying amount and cost is recognised as interest on a pro rata basis according to the remaining term of the securities.

Results on the sale of bonds and other interest-bearing securities treated as part of the investment portfolio are recognised as interest in the year under review and ensuing years on the basis of the remaining term to maturity of the securities concerned provided that this does not result in the capitalisation of losses.

Securities on which interest is paid entirely or largely on redemption are included at cost less any diminutions in value for credit risks. The carrying amount is increased each year by the accrued interest calculated on the basis of the interest rate applicable at the time of acquisition.

Interest-bearing securities forming part of the trading portfolio are stated at market value. Where the bank has purchased its own – non-subordinated – bonds or other securities for the purpose of resale, these are stated at the lower of cost and market value.

Short positions in bonds and other fixed-income securities forming part of the trading portfolio are included in other liabilities.

Transfers of interest-bearing securities between portfolios are made at market value. Results on transfers are treated in the same way as results on disposals.

SHARES

Shares forming part of the trading portfolio are included at market value or, if the securities concerned are not officially listed, at estimated net realisable value. Valuation differences are accounted for in the profit and loss account as results on financial transactions.

Short positions in shares and other non-fixed-income securities forming part of the trading portfolio are included in other liabilities.

Equity investments, i.e. capital interests not held on a lasting basis in connection with the company's own activities and not treated purely as investments, are included at market value.

Unrealised (positive and negative) valuation differences and any reversals thereof are accounted for in the revaluation reserve. Only realised transaction results are accounted for in the profit and loss account as results on financial transactions. If the amount of the revaluation reserve is insufficient to absorb the total amount of negative valuation differences, the remaining amount is charged to the result. Dividends are accounted for as income from securities and participating interests. Equity investments which are underwritten by the government are stated at cost.

Various interests in shares were acquired in connection with the acquisition of NIB Capital Bank N.V. and these interests were stated at market value at the time of acquisition. The difference between the book value carried by NIB Capital Bank N.V. and the market value at the time of acquisition was included as a cost adjustment in the balance sheet of NIB Capital N.V. With effect from the 2000 financial year, the value adjustments to the market value of the share interests relative to the book value (including costprice adjustments) have been included in the revaluation reserve. On disposal of the share interests, the difference between the proceeds from sale and the original book value carried by NIB Capital Bank N.V. will be recognised in the operating result before amortisation of goodwill and costprice adjustments. The amortisation of costprice adjustments is shown separately in the profit and loss account.

In determining market value, the valuation principles set by the European Venture Capital Association (EVCA) are applied.
The EVCA Guidelines make a distinction according to:

- Unquoted venture investments (venture capital for start-ups).

For which cost is taken as the basis for fair market value. A higher carrying amount than cost is possible if refinancing has taken place involving a third party, if the net asset value differs substantially from the cost or if the equity investment reports significant profits and the application of a price/earnings ratio is possible, subject to a discount to reflect restricted marketability and uncertainty in view of the relatively short period over which profits have been made.

- Unquoted development investments (mature equity investments).

The fair market value amount for this category of equity investments can be arrived at by applying price/ earnings ratios, subject to a discount to reflect restricted marketability and any other relevant factors.

- Quoted investments (equity investments in listed companies).

In this case the fair market value is derived from the quoted price less an allowance for formal restrictions or restricted marketability of the shares.

PARTICIPATING INTERESTS

Participating interests, i.e. capital interests held on a lasting basis in connection with the company's own activities, are subdivided into the following categories:

- Participating interests in which the company exercises a controlling influence on policy; these companies are stated at net asset value.
- Participating interests in which the company does not exercise a controlling influence on policy but is in a position to exercise significant influence; these companies are also included at net asset value based on the most recent information available.
- Participating interests in which the company does not exercise a significant influence on policy; these companies are included at market value, any rise or fall in their value being accounted for in the revaluation reserve; if the amount of the revaluation reserve is insufficient to absorb negative valuation differences, any remainder is charged to the result.

If valuation is at net asset value, the amount recognised as income from securities and participating interests is the share of the result of the participating interest accruing to the company. In the case of valuation at market value, the amount recognised as income from securities and participating interests is the dividend received.

INTANGIBLE FIXED ASSETS

Goodwill paid on acquisition of participating interests stated at net asset value is capitalised as an intangible fixed asset and amortised over the economic life of the asset (maximum of 20 years). The net asset value is determined as far as possible on the same basis as for these annual accounts.

PROPERTY AND EQUIPMENT

Land and buildings are stated at market value, based on the most recent appraisals by outside experts (1 September 2000), less straight-line depreciation over the estimated economic life, with a maximum of 50 years. The market value of the buildings in use by the company is based on their value for sale by private treaty. For buildings that are held as investments and let, the market value is based on the highest price for which they could be sold, less associated selling costs.

Investments made since the most recent professional appraisal are carried at cost less depreciation. Changes in value as a result of appraisals are credited or debited to the revaluation reserve, less any related taxation.

Property acquired as a result of foreclosures or in settlement of debt is stated at the lower of cost and net realisable value.

Other fixed assets, including computer equipment and software developed by third parties, are stated at cost less straight-line depreciation. Depreciation is based on expected useful life, with a maximum of five years; in general, a three-year depreciation period is used and smaller investments are expensed in the year of purchase.

PROVISION FOR DEFERRED TAX LIABILITIES

Deferred tax assets and liabilities due to timing differences between the results for reporting purposes and for tax purposes, calculated at the applicable tax rates, are stated at net present value arrived at by applying a discount factor based on the net interest rate and taking into account the duration of the deferred tax items concerned. In view of the short-term nature of valuation differences in the trading portfolio, the associated deferred taxation liabilities are stated at the standard rate. Deferred tax assets are only recognised to the extent that it is reasonable to assume that they can be set against tax liabilities in the future.

OTHER PROVISIONS

The pension rights of the management are underwritten by an insurance company while staff pension rights are administered by the pension fund.

A provision based on actuarial calculations is formed for current and future liabilities arising in connection with the Early Retirement Scheme.

The strategic re-orientation provision is intended to cover expenses associated with the implementation of the new strategy of NIB Capital Bank N.V.

FUND FOR GENERAL BANKING RISKS

The fund for general banking risks is intended to cover general risks in the banking industry. It is concerned with unforeseen problems such as nationalisation, fraud and other exceptional losses. The provision is net of tax, since tax has already been paid on the amounts making up this fund.

REVALUATION RESERVE

This reserve represents unrealised net positive differences on the revaluation of property and other equity interests (equity investments and participating interests) as at balance sheet date, after allowing for taxation.

STATUTORY RESERVE FOR RETAINED EARNINGS OF PARTICIPATING INTERESTS

This reserve represents the retained earnings of those participating interests in which the company does not exercise control, and which are stated at net asset value.

INCOME

Income is allocated to the period to which it relates, or in which the service is provided, with the exception of differences in value of the trading portfolio stated at market value, which are credited or debited directly to results on financial transactions.

Interest income and commissions on lending are not recognised if there is any doubt concerning the collection of this income.

Results arising from the sale of debentures and other fixed-income securities held in the investment portfolio are treated as interest income and allocated according to the remaining term to maturity of the securities sold, unless the sales are made in connection with a structural reduction in the investment portfolio. Sale results are in that case credited or debited directly to the result as interest income.

If results attributable to future periods are a net loss they are charged directly to the result.

EXPENSES

Expenses are allocated to the period to which they relate.
The expenses of options and stock appreciation rights granted to the management and other staff are included in the profit and loss account under staff expenses, thus providing a clear view of the expenses of the options and stock appreciation scheme. This involves calculating the premium that would have to be paid as at year-end 2001 to hedge the price risk on both options granted to staff in the past (but not yet exercised as at year-end 2001) and stock appreciation rights to be granted in 2002.

TAXATION

Taxation is calculated on the result before tax according to the applicable tax rates on profits, allowing for exempted income and disallowed expenditure.

CASH FLOW STATEMENT

The cash flow statement provides a summary of the source and application of funds. Cash is defined as the cash in hand and demand deposits with De Nederlandsche Bank N.V. Cash flow is analysed into cash flow from operating activities, from investing activities and from financing activities. Cash flow from operating activities includes both short-term and long-term funding transactions, except for movements in subordinated loans which are accounted for in cash flow from financing activities.

NOTES TO THE CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2001

IN MILLIONS OF EUROS

ASSETS		2001		2000
CASH		**93**		**596**

This includes all legal tender and credit balances with De Nederlandsche Bank N.V. payable on demand.

BANKS		**794**		**717**

This includes all receivables from credit institutions and De Nederlandsche Bank N.V. not classified as cash and not embodied in debentures or other fixed-income securities.

Analysis:

PAYABLE ON DEMAND	446		388	
NOT PAYABLE ON DEMAND	348		329	
		794		717

Maturity analysis of the items not payable on demand:

THREE MONTHS OR LESS	295		187	
LONGER THAN THREE MONTHS BUT NOT LONGER THAN ONE YEAR	3		1	
LONGER THAN ONE YEAR BUT NOT LONGER THAN FIVE YEARS	37		29	
LONGER THAN FIVE YEARS	13		112	
		348		329

The item banks does not include receivables from participating interests. Subordinated loans included in this item amount to € 11.3 million (2000: € 11.3 million).

An amount of € 161 million has been included in connection with reverse repo transactions.

LOANS AND ADVANCES		**10,523**		**11,012**

This includes all receivables, other than receivables from credit institutions and debentures or other fixed-income securities. The receivables include business loans and residential mortgages. The balance as at 31 December 2001 includes receivables from Managing Directors totalling € 0.3 million (2000: € 0.4 million).

Maturity analysis of the loans and advances:

THREE MONTHS OR LESS	469		186	
LONGER THAN THREE MONTHS BUT NOT LONGER THAN ONE YEAR	1,021		600	
LONGER THAN ONE YEAR BUT NOT LONGER THAN FIVE YEARS	3,702		4,149	
LONGER THAN FIVE YEARS	5,327		6,034	
INDEFINITE	4		43	
		10,523		11,012

IN MILLIONS OF EUROS

2001

Loans and advances includes receivables from participating interests totalling € 103.0 million (2000: € 109.3 million), which does not include any subordinated loans. The total amount of subordinated loans in this item, as at 31 December 2001, amounts to € 522 million (2000: € 673 million), of which € 372 million (2000: € 470 million) is guaranteed by the State of the Netherlands.

Loans and advances to the private sector includes provisions for doubtful debtors of € 353 million (2000: € 284 million).

POSITION AS AT 31 DECEMBER 2000		284
INCREASE IN PROVISIONS	156	
RELEASED FROM PROVISIONS	-86	
		70
INCREASE IN RESPECT OF INTEREST		11
WRITE-OFFS		-19
EXCHANGE DIFFERENCES		7
POSITION AS AT 31 DECEMBER 2001		**353**

In 2001, the sector-based provisions were entirely utilised for provisions for specific loans. The provisions represent 3.0% (2000: 2.3%) of the loan portfolio.

IN MILLIONS OF EUROS

SECURITISATIONS

In recent years, NIB Capital Bank N.V. has disposed of part of its mortgage portfolio by means of nine separate mortgage securitisation transactions. The following table shows the original and current principals of the securitised mortgages. The non-investment-grade notes issued by Dutch MBS companies and financed by NIB Capital Bank N.V. have been included at face value less provisions formed by NIB Capital Bank N.V. in respect thereof.

COMPANY NAME	ORIGINAL PRINCIPALS OF MORTGAGES	PRINCIPALS OF MORTGAGES AS AT 31 DECEMBER 2001	YEAR OF SECURITISATION	FIRST OPTIONAL REDEMPTION DATE	CONTRACTED MATURITY	NON-INVESTMENT-GRADE NOTE FINANCING GRANTED BY NIB CAPITAL BANK AS AT 31 DECEMBER 2001
DUTCH MBS 97-I B.V.	182	98	1997	none	2007	0
DUTCH MBS 97-II B.V. (*)	272	127	1997	none	2007	0
DUTCH MBS 98-I B.V. (**)	272	152	1998	none	2008	1.3
DUTCH MBS 99-I B.V.	290	238	1999	2008	2039	5.7
DUTCH MBS 99-II B.V.	300	264	1999	2008	2040	5.3
DUTCH MBS 99-III B.V.(*)	300	258	1999	2008	2031	2.7
DUTCH MBS 00-I B.V.	800	717	2000	2007	2076	7.6
DUTCH MBS 01-I B.V.(*)	750	702	2001	2008	2073	0.3
DUTCH MBS IX B.V.	900	845	2001	2008	2077	3.8
TOTAL	4,066	3,401				26.7

(*) These securitisation transactions concern mortgages originated by SR Hypotheken N.V. (50% interest). The principal information is provided on the basis of 100% of the mortgages securitised by SR Hypotheken N.V.

(**) This securitisation is made up equally of mortgages originated by SR Hypotheken N.V. and mortgages originated by ASR Bank N.V. The principal information is provided on the basis of the total original portfolio.

All Dutch MBS companies are based in Amsterdam. Administration of the mortgages has been outsourced.

The balance sheet of NIB Capital Bank N.V shows assets totalling € 14.9 million in respect of the above securitisation transactions. This concerns the not yet amortised net present value of the conservatively estimated results on the various securitisation transactions. The capitalised amounts are amortised over the expected periods to maturity of the individual transactions.

	2001	2000
INTEREST-BEARING SECURITIES	**4,205**	**3,107**

This includes debentures with fixed or floating interest rates issued by public bodies and others together with other fixed-income securities.

IN MILLIONS OF EUROS

	2001		2000	
This item comprises:				
A LISTED				
DEBENTURES ISSUED BY PUBLIC BODIES	623		973	
DEBENTURES ISSUED BY OTHERS	1,949		921	
OTHER FIXED-INCOME SECURITIES	827		274	
B UNLISTED FIXED-INCOME SECURITIES	806		939	
		4,205		3,107
The item can also be analysed into:				
INVESTMENT PORTFOLIO	2,676		2,937	
TRADING PORTFOLIO	1,529		170	
		4,205		3,107
Movements in the investment portfolio in 2000 were as follows:				
POSITION AS AT 31 DECEMBER 2000	2,937			
PURCHASES	1,040			
DISPOSALS	-778			
REPAYMENTS	-549			
EXCHANGE DIFFERENCES	18			
OTHER MOVEMENTS	8			
POSITION AS AT 31 DECEMBER 2001		2,676		

Of the interest-bearing securities, an amount of € 539.0 million falls due in 2002.

The net unamortised difference as at balance-sheet date between redemption value and cost of debentures forming part of the investment portfolio amounts to € 7.9 million. The difference is included in accrued and deferred income in the balance sheet and will be amortised over the remaining terms of the debentures concerned.

The item includes subordinated debentures and other subordinated fixed-income securities totalling € 61.9 million.

An amount of € 105 million in respect of interest-bearing securities in the trading portfolio is not freely disposable in connection with repo transactions.

		2001		2000
SHARES		**1,189**		**1,293**

This includes shares issued by parties other than participating interests together with other variable-income securities such as options.

The analysis of the item is as follows:				
LISTED	399		375	
UNLISTED	790		918	
		1,189		1,293

IN MILLIONS OF EUROS

		2001		2000
The item can also be analysed into:				
TRADING PORTFOLIO	65		1	
EQUITY INVESTMENTS	1,124		1,292	
		1,189		1,293
Movements in the equity investments were as follows:				
POSITION AS AT 31 DECEMBER 2000	1,292			
PURCHASES AND ADDITIONAL PAYMENTS	245			
DISPOSALS	-252			
REVALUATION AS AT 31 DECEMBER 2001	-133			
OTHER MOVEMENTS	-28			
POSITION AS AT 31 DECEMBER 2001		1,124		
PARTICIPATING INTERESTS		**262**		**193**
The shares in participating interests can be analysed as follows:				
LISTED	77		19	
UNLISTED	185		174	
		262		193
Movements in the item participating interests were as follows:				
POSITION AS AT 31 DECEMBER 2000	193			
PURCHASES AND ADDITIONAL PAYMENTS	78			
OTHER MOVEMENTS	-9			
POSITION AS AT 31 DECEMBER 2001		262		

A list of the remaining share interests classified as participating interests is given in an appendix to these notes.

INTANGIBLE FIXED ASSETS		**732**		**770**
Movements in the item intangible fixed assets were as follows:				
POSITION AS AT 31 DECEMBER 2000	770			
INVESTMENTS	7			
AMORTISATION	-45			
POSITION AS AT 31 DECEMBER 2001		732		
PROPERTY AND EQUIPMENT		**66**		**57**
This item comprises:				
LAND AND BUILDINGS IN USE BY THE COMPANY	44		46	
FURNITURE AND EQUIPMENT	22		11	
		66		57
Movements in land and buildings in use by the company were as follows:				
POSITION AS AT 31 DECEMBER 2000	46			
INVESTMENTS	0			
DEPRECIATION	-2			
REVALUATION	0			
POSITION AS AT 31 DECEMBER 2001		44		

IN MILLIONS OF EUROS

		2001		2000
Movements in furniture and equipment were as follows:				
POSITION AS AT 31 DECEMBER 2000	11			
INVESTMENTS	16			
DEPRECIATION	-5			
POSITION AS AT 31 DECEMBER 2001		22		

The net amount of property revaluations as at 31 December 2001 was € 12.6 million.

The accumulated depreciation as at 31 December 2001 was as follows:				
LAND AND BUILDINGS IN USE BY THE COMPANY	15			
FURNITURE AND EQUIPMENT	10			
		25		

PREPAYMENTS AND ACCRUED INCOME		**688**		**675**

This includes prepaid amounts in respect of costs chargeable to future periods, the positive replacement value of the trading portfolio derivatives stated at market value and amounts receivable but not yet invoiced, such as accrued interest (2001: € 622.8 million; 2000: € 518.8 million). This item also includes deferred tax credits of € 31.3 million (at face value).

LIABILITIES AND SHAREHOLDERS' EQUITY

BANKS		**607**		**714**

This includes non-subordinated amounts owed to credit institutions, other than debt securities.

Analysis:				
PAYABLE ON DEMAND	189		162	
NOT PAYABLE ON DEMAND	418		552	
		607		714
Maturity analysis of amounts not payable on demand:				
THREE MONTHS OR LESS	150		276	
LONGER THAN THREE MONTHS BUT NOT LONGER THAN ONE YEAR	23		3	
LONGER THAN ONE YEAR BUT NOT LONGER THAN FIVE YEARS	215		233	
LONGER THAN FIVE YEARS	30		40	
		418		552

The amounts owed to credit institutions do not include any amounts payable to participating interests.

IN MILLIONS OF EUROS

		2001		2000
FUNDS ENTRUSTED		**2,287**		**2,068**

This item includes all non-subordinated liabilities other than amounts owed to credit institutions and other than debt securities. The amount of savings included in this item is not material.

Analysis:				
PAYABLE ON DEMAND	1,039		1,011	
NOT PAYABLE ON DEMAND	1,248		1,057	
		2,287		2,068
Maturity analysis of amounts not payable on demand:				
THREE MONTHS OR LESS	278		159	
LONGER THAN THREE MONTHS BUT NOT LONGER THAN ONE YEAR	113		89	
LONGER THAN ONE YEAR BUT NOT LONGER THAN FIVE YEARS	471		357	
LONGER THAN FIVE YEARS	386		452	
		1,248		1,057

DEBT SECURITIES		**11,307**		**11,281**

This includes debentures and other negotiable fixed-income debt securities, such as certificates of deposit, other than subordinated items.

Maturity analysis of debt securities:				
THREE MONTHS OR LESS	1,575		1,381	
LONGER THAN THREE MONTHS BUT NOT LONGER THAN ONE YEAR	2,104		1,834	
LONGER THAN ONE YEAR BUT NOT LONGER THAN FIVE YEARS	5,877		5,463	
LONGER THAN FIVE YEARS	1,751		2,603	
		11,307		11,281

OTHER LIABILITIES		**283**		**219**

This item comprises liabilities which cannot be classified under any other heading. This includes short positions in financial instruments, taxation and dividend payable of € 50.0 million.

ACCRUALS AND DEFERRED INCOME		**1,004**		**963**

This includes income received in advance which is attributable to future periods together with the negative replacement value of the derivatives in the trading portfolio carried at market value and amounts payable such as interest accruals (2001: € 623.1 million; 2000: € 454.8 million), and the net liability in respect of forward exchange contracts.

IN MILLIONS OF EUROS

		2001		2000
PROVISIONS		**41**		**48**
The provisions can be analysed as follows:				
PENSIONS	11		11	
STRATEGIC RE-ORIENTATION	6		15	
DEFERRED TAX LIABILITIES	9		9	
OTHER	15		13	
		41		48

The pensions provision and the provision for deferred tax liabilities are long-term by nature.

The pension provision also includes an amount in connection with the additional expenses arising out of changes in the pension scheme resulting from Collective Labour Agreement decisions.

The strategic re-orientation provision is intended to cover expenses associated with the implementation of the new strategy of NIB Capital Bank N.V.

		2001		2000
FUND FOR GENERAL BANKING RISKS		**136**		**136**
SUBORDINATED LIABILITIES		**599**		**595**
This item includes the following subordinated loans:				
CONVERTIBLE LOAN FROM THE STATE OF THE NETHERLANDS	4		7	
OTHER	595		588	
		599		595

The remaining part of the loan from the State of the Netherlands will be repaid in 2002. The loan is convertible into cumulative preference B shares of NIB Capital Bank N.V. at a conversion rate of 100%. When the A shares were sold by the State of the Netherlands to NIB Capital Bank N.V., an additional agreement was reached to the effect that the State of the Netherlands would not exercise its conversion rights.

The other subordinated liabilities become due as from 2002. The average interest rate is 4.9%.

All loans are subordinated to the other liabilities of NIB Capital Bank N.V. They rank pari passu. Interest of € 28.1 million was paid on subordinated liabilities during the year.

	2001	2000
SHAREHOLDERS' EQUITY	**2,277**	**2,394**

For further information regarding shareholders' equity, reference is made to the notes on the company balance sheet on page 69.

IN MILLIONS OF EUROS

COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET	2001	2000
CONTINGENT LIABILITIES	2,028	1,211
These include commitments under contracts of suretyship and guarantees. An amount of € 64.3 million is covered by matching government guarantees.		
IRREVOCABLE FACILITIES	1,564	1,575
These concern all obligations arising from irrevocable commitments that could result in credit risks.		

DERIVATIVES

The following statements present the notional amounts, the positive replacement value and the unweighted and weighted credit equivalents of the bank's derivative portfolio as at 31 December 2001. For comparison purposes the unweighted and weighted credit equivalents of the derivative portfolio as at 31 December 2000 are also presented. The notional amounts are the principal amounts represented by the derivatives. Positive replacement value represents the potential loss to NIB Capital Bank N.V. in the event of default by all the counterparties as at balance sheet date. The positive replacement value depends on the market conditions prevailing at balance sheet date. The unweighted credit equivalent equals the positive replacement value plus a mark-up for potential credit risks, as prescribed by De Nederlandsche Bank. Weighting the resulting credit equivalent according to BIS norms gives the weighted credit equivalent. The weighted credit equivalent of € 119 million (2000: € 223 million) results in a solvency requirement of € 10 million (2000: € 18 million).

IN MILLIONS OF EUROS

NOTIONAL AMOUNT

	TOTAL	< 1 YEAR	1–5 YEARS	> 5 YEARS	POSITIVE REPLACEMENT VALUE
INTEREST CONTRACTS OTC					
SWAPS	28,668	10,255	9,079	9,334	551
FORWARDS	2,768	2,768	0	0	1
FOREIGN EXCHANGE CONTRACTS OTC					
SWAPS	4,773	732	2,408	1,633	78
FORWARDS	2,818	2,818	0	0	5
OTHER OTC CONTRACTS	1,380	151	873	356	34
OTHER LISTED					
OPTIONS	112	51	61	0	0
FUTURES	256	256	0	0	0
TOTAL DERIVATIVES	40,775	17,031	12,421	11,323	669

CREDIT EQUIVALENT

	YEAR-END 2001		YEAR-END 2000	
	UNWEIGHTED	WEIGHTED	UNWEIGHTED	WEIGHTED
INTEREST CONTRACTS	738	82	774	149
FOREIGN EXCHANGE CONTRACTS	361	36	413	74
OTHER OTC CONTRACTS	81	17	0	0
TOTAL DERIVATIVES	1,180	135	1,187	223

As at year-end 2001, the derivatives trading portfolio amounted to € 2,121 million (notional amount), of which € 1,464 million related to the equity derivatives activity NIBC Petercam Derivatives N.V. started in 2001. This amount comprises the portfolio of derivatives transactions contracted with counterparties, including the associated hedging transactions entered into on the market, as at year-end 2001.

The policy of NIBC Petercam Derivatives N.V. is aimed at hedging the risks associated with derivatives transactions as far as possible. There are accordingly only limited open positions.

The remainder of € 657 million (notional amount) serves to hedge part of the trading portfolio carried in the balance sheet. Having regard to the disclosures of the preceding paragraph regarding NIBC Petercam Derivatives N.V., the bank basically does not assume any significant trading positions in derivatives. The bank's policy is to use proprietary derivatives trading mainly to hedge market risks in the balance sheet. Interest rate and foreign exchange risks are almost entirely hedged.

IN MILLIONS OF EUROS

CONCENTRATIONS OF CREDIT RISKS

The loan portfolio (including guarantees provided) can be analysed as follows according to the various divisions within NIB Capital Bank N.V.:


ASSET BASED FINANCE 20%
PROJECT FINANCE 12%
ACQUISITION FINANCE 7%
CORPORATE BANKING 22%
RESIDENTIAL MORTGAGES 25%
OTHER 14%
100%

The loan portfolio (including guarantees provided) can be analysed on a geographical basis as follows:


NETHERLANDS 54%
UNITED KINGDOM 10%
OTHER EUROPEAN UNION COUNTRIES 8%
OTHER EUROPEAN COUNTRIES 5%
NORTH AMERICA 13%
SOUTH-EAST ASIA 7%
CARIBBEAN REGION 2%
OTHER 1%
100%

FOREIGN CURRENCY RISKS

The combined countervalue of assets denominated in foreign currencies amounts to € 15,537 million, with the foreign currency liabilities amounting to € 15,768 million. The resulting positions have been almost entirely hedged.

OUTSTANDING FORWARD TRANSACTIONS

The forward transactions outstanding at the end of 2001 were entered into to cover foreign exchange positions included in the balance sheet.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR 2001

IN MILLIONS OF EUROS

		2001		2000
INTEREST INCOME		**923.3**		**1,088.1**
This includes income arising from lending and related transactions together with related commission and other income similar to interest.				
The item comprises interest and similar income from:				
DEBENTURES AND OTHER FIXED-INCOME SECURITIES	158.7		160.5	
OTHER	764.6		927.6	
		923.3		1,088.1
INTEREST EXPENSE		**713.9**		**889.0**
This includes the costs arising from the borrowing of funds and related transactions and other charges similar to interest.				
INCOME FROM SECURITIES AND PARTICIPATING INTERESTS		**70.6**		**312.1**
Income was derived from:				
SALE OF NPM CAPITAL N.V.	-		249.3	
OTHER REVENUES	70.6		62.8	
		70.6		312.1
COMMISSION INCOME		**79.2**		**84.9**
This amount represents the charges for services performed for third parties, other than charges in the nature of interest.				
COMMISSION EXPENSE		**2.9**		**0.8**
This amount represents the charges for services performed by third parties other than charges in the nature of interest.				
RESULTS ON FINANCIAL TRANSACTIONS		**53.3**		**36.5**
This represents realised and unrealised differences in value of equity investments and securities that are not included in the investment portfolio, plus exchange differences and capital gains and losses connected with trading in other financial instruments. This also includes the movements in the market value of the equity derivatives activities of NIBC Petercam Derivatives N.V.				
Results on financial transactions comprise:				
SECURITIES TRADING PORTFOLIO	-1.5		1.2	
OTHER INCOME	54.8		35.3	
		53.3		36.5
OTHER REVENUE		**5.1**		**12.0**
This item mainly relates to fees for other services which are not interest or commission related, performed on behalf of third parties.				

IN MILLIONS OF EUROS

		2001		2000
STAFF AND OTHER ADMINISTRATIVE EXPENSES		**99.2**		**74.8**
SALARIES	77.2		57.1	
OPTIONS SCHEME EXPENSES	6.4		4.9	
PENSION CHARGES	8.7		5.7	
OTHER SOCIAL SECURITY CHARGES	4.6		3.8	
OTHER STAFF COSTS	2.3		3.3	
		99.2		74.8

For further information on the expenses of the option scheme, reference is made to the notes to the company balance sheet.

The number of employees, expressed in terms of full-time equivalents, was 812 (year-end 2000: 677). On a full-time equivalent basis, the average number was 764 (2000: 625).

REMUNERATION OF BOARD MEMBERS

The total amount of remuneration (including pension charges) paid to members of the Board of Managing Directors amounted to € 4.1 million (2000: € 2.5 million).
The amount for 2001 includes the expenses of the options granted in 2001.
The average number of managing Directors is 2001 was 5 (2000: 4).

The average number of Supervisory Board members in 2001 was 7 (2000: 6). During 2001 the Supervisory Board members received total remuneration of € 0.3 million (2000: € 0.2 million)

DEPRECIATION		**7.9**		**9.2**
The depreciation charge comprises:				
LAND AND BUILDINGS IN USE BY THE COMPANY	1.2		1.3	
FURNITURE AND EQUIPMENT	6.7		7.9	
		7.9		9.2

IN MILLIONS OF EUROS

		2001		2000
TAXATION ON OPERATING RESULT		**6.9**		**11.9**

This comprises taxation on the gross operating result on ordinary activities as shown by the profit and loss account for the year.

The tax burden can be analysed as follows:

OPERATING RESULT BEFORE TAX AND AFTER AMORTISATION OF GOODWILL AND COSTPRICE ADJUSTMENTS	115.0	
AVERAGE STANDARD RATE OF TAXATION		28.0%
PERMANENT DIFFERENCES	72.5	
TEMPORARY DIFFERENCES	-2.0	
	70.5	
EFFECT OF DIFFERENCES ON THE STANDARD RATE		-22.0%
TAX BURDEN IN THE PROFIT AND LOSS ACCOUNT	6.9	
EFFECTIVE TAX BURDEN		6.0%

In calculating taxation, existing tax facilities are taken into account. In particular, the substantial holding privilege means that the actual tax burden differs from the standard tax rate of approximately 28%.

AMORTISATION OF COSTPRICE ADJUSTMENTS		**20.0**		**181.2**
COSTPRICE ADJUSTMENT FOR NPM CAPITAL N.V.	-		142.8	
COSTPRICE ADJUSTMENT FOR OTHER EQUITY INVESTMENTS	20.0		38.4	
		20.0		181.2

ANALYSIS OF INCOME BY ACTIVITY

The analysis of income by activity was as follows:

BANK	325.0		281.5	
PRIVATE EQUITY	50.4		27.0	
ASSET MANAGEMENT	11.6		37.0	
EQUITY INVESTMENTS AND OTHERS	27.7		298.3	
		414.7		643.8

COMPANY BALANCE SHEET AS AT 31 DECEMBER 2001

AFTER PROFIT APPROPRIATION

IN MILLIONS OF EUROS

ASSETS	2001	2000
BANKS	18	7
LOANS AND ADVANCES	123	170
PARTICIPATING INTERESTS IN GROUP COMPANIES	1,721	1,858
INTANGIBLE FIXED ASSETS	704	738
PREPAYMENTS AND ACCRUED INCOME	27	20
	2,593	2,793

IN MILLIONS OF EUROS

LIABILITIES AND SHAREHOLDERS' EQUITY		2001		2000
BANKS		230		267
FUNDS ENTRUSTED		15		20
OTHER LIABILITIES		43		56
PROVISIONS		7		13
ACCRUALS AND DEFERRED INCOME		21		43
SHAREHOLDERS' EQUITY				
SHARE CAPITAL	1,362		1,362	
SHARE PREMIUM RESERVE	670		670	
REVALUATION RESERVE	33		205	
OTHER RESERVES	212		157	
		2,277		2,394
		2,593		2,793

COMPANY PROFIT AND LOSS ACCOUNT FOR 2001

IN MILLIONS OF EUROS

		2001		2000
RESULTS OF PARTICIPATING INTERESTS AFTER TAX		177.7		438.7
AMORTISATION OF GOODWILL	-40.6		-39.3	
AMORTISATION OF COSTPRICE ADJUSTMENTS	-20.0		-181.2	
		-60.6		-220.5
OTHER RESULTS AFTER TAX		-12.4		-26.0
NET PROFIT		104.7		192.2

PRESENTED IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 402, BOOK 2, OF THE NETHERLANDS CIVIL CODE

NOTES TO THE COMPANY BALANCE SHEET AS AT 31 DECEMBER 2001

IN MILLIONS OF EUROS

ASSETS		2001	2000
LOANS AND ADVANCES		**123**	**170**
This item relates mainly to receivables from group companies			
PARTICIPATING INTERESTS IN GROUP COMPANIES		**1,721**	**1,858**
POSITION AS AT 31 DECEMBER 2000	1,858		
CAPITAL PAYMENT (IN SHARES)	0		
DIVIDEND	-121		
RESULTS OF GROUP COMPANIES	178		
REVALUATION	-194		
POSITION AS AT 31 DECEMBER 2001		1,721	

This includes the companies NIB Capital Bank N.V., NIB Capital Private Equity N.V., Alpinvest Holding N.V., NIB Capital Asset Management N.V. and NIB Capital Investments N.V.
NIB Capital Bank N.V. is a registered credit institution.

		2001	2000
INTANGIBLE FIXED ASSETS		**704**	**738**
Movements in the item intangible fixed assets were as follows:			
POSITION AS AT 31 DECEMBER 2000	738		
INVESTMENTS	7		
AMORTISATION	-41		
POSITION AS AT 31 DECEMBER 2001		704	

LIABILITIES AND SHAREHOLDERS' EQUITY

		2001	2000
SHARE CAPITAL		**1,362**	**1,362**

The authorised capital amounts to € 2.5 billion and is divided into 50,000,000 shares, each of € 50 nominal value.

Movements in the issued and paid-up capital were as follows:		
POSITION AS AT 31 DECEMBER 2000	1,362	
PAYMENTS / EXERCISE OF OPTIONS	0	
POSITION AS AT 31 DECEMBER 2001		1,362

IN MILLIONS OF EUROS

STAFF OPTIONS AND SHARES

As at year-end 2001, 219,591 options (with a nominal value of € 11.0 million) for shares of NIB Capital N.V. were in issue, which can be exercised at any time up to five years from the date of issue.

These unexercised option rights can be analysed as follows:

	POSITION AS AT 1/1/01						POSITION AS AT 31/12/01		
	NUMBER IN ISSUE	AVERAGE EXERCISE PRICE	NUMBER GRANTED	AVERAGE EXERCISE PRICE	NUMBER EXERCISED	AVERAGE EXERCISE PRICE	NUMBER IN ISSUE	AVERAGE EXERCISE 31/12/01	EXPIRY
MANAGING DIRECTORS	62,500	67.71	-	-	-	-	62,500	67.71	2005
STAFF	132,747	57.56	31,536	64.76	7,192	56.05	157,091	59.07	2005/6
TOTAL	195,247		31,536		7,192		219,591		

In 2001, a total of 31,536 options for shares were granted to employees. At the end of 2001, a Stock Appreciation Right (SAR) scheme was also introduced. A SAR entitles the holder to a share in the value growth of NIB Capital N.V. A total of 470,129 SARs were granted in 2001. In 2002, a total of 400,000 SARs will be granted to members of the Board of Managing Directors and other staff in respect of the 2001 financial year. Precisely how these rights will be shared between Managing Directors and other staff cannot be finalised until it has been approved by the shareholders. As a consequence, the expenses relating to the members of the Board of Managing Directors will be reported in the Managing Directors' remuneration with a year's delay. The expenses relating to the SARs still to be granted have been calculated by determining the premium that would have been payable in order to hedge the risk of appreciation by means of an options contract. The expenses are estimated at around € 6.9 million.

The exercise of option rights for shares of NIB Capital N.V. granted to staff for the first time in 2000 will increase shareholders' equity by a maximum of € 13.5 million. On exercise of options, new shares are issued by the company to Stichting Administratiekantoor NIB Capital. None of the members of the Board of Managing Directors and Supervisory Board possesses any shares in the company.

As at year-end 2001 there were no further option rights for shares in NIB Capital Bank N.V. in issue apart from the above. All unexercised options for shares in NIB Capital Bank N.V. were repurchased by NIB Capital N.V. in 2001. The associated expenses amounting to € 4.5 million were entirely covered by the amount provided for as at year-end 2000.

	2001	2000
SHARE PREMIUM RESERVE	**670**	**670**

The share premium reserve is a tax-free reserve.

IN MILLIONS OF EUROS

		2001	2000
REVALUATION RESERVE		**33**	**205**
POSITION AS AT 31 DECEMBER 2000	205		
RELEASED FROM REVALUATION RESERVE IN			
CONNECTION WITH DISPOSALS	-39		
REVALUATION OF GROUP COMPANIES' EQUITY INVESTMENTS	-133		
POSITION AS AT 31 DECEMBER 2001		33	
OTHER RESERVES		**212**	**157**
Movements in these reserves were as follows:			
POSITION AS AT 31 DECEMBER 2000	157		
ADDED FROM THE PROFIT FOR THE YEAR	55		
POSITION AS AT 31 DECEMBER 2001		212	

COMMITMENTS NOT SHOWN IN THE BALANCE SHEET

The State of the Netherlands has undertaken (subject to certain conditions) to transfer to the holding company on or about 1 May 2004 all Preference B Shares (together representing 14.7% of the issued share capital of NIB Capital Bank N.V.) held by the State and to pay to the holding company all dividends and any other distributions received by the State on the Preference B Shares in the period up to the date of transfer.

Guarantees within the meaning of Section 403, Book 2, of the Netherlands Civil Code have been given on behalf of NIB Capital Asset Management N.V., *NIB Capital Private Equity* N.V., *Alpinvest Holding* N.V. and NIB Capital Investments N.V. Declarations of joint and several liability have also been made to the respective supervisory monetary authorities of DNI Inter Asset Bank N.V., NIB Securities N.V., NIB Capital Bank (NA) N.V. and NIB Capital Bank Ltd. NIB Capital Bank N.V. is guarantor for the liabilities under derivatives contracts entered into by the joint venture NIBC Petercam Derivatives N.V. with various counterparties.

THE HAGUE, 6 MARCH 2002

BOARD OF MANAGING DIRECTORS	THE SUPERVISORY BOARD
MARC L. GEDOPT	NEELIE KROES, CHAIRMAN (UNTIL 31 JANUARY 2002)
G. VOLKERT H. DOEKSEN	WILLEM F.C. STEVENS, CHAIRMAN (FROM 31 JANUARY 2002)
GERARD VAN OLPHEN	MICHAEL ENTHOVEN, VICE-CHAIRMAN
JURGEN B.J. STEGMANN	PETER J. GROENENBOOM
	MAARTEN J. HULSHOFF
	BART J.C.M. LE BLANC
	CEES A. VRINS

LIST OF PRINCIPAL PARTICIPATING INTERESTS

CONSOLIDATED PARTICIPATING INTERESTS	HOLDING
NIB CAPITAL BANK N.V., THE HAGUE	99,9%
NIB CAPITAL ASSET MANAGEMENT N.V., UTRECHT	100%
NIB CAPITAL PRIVATE EQUITY N.V., UTRECHT	100%
ALPINVEST HOLDING N.V., NAARDEN	100%
NIB CAPITAL INVESTMENTS N.V. THE HAGUE	100%

CONSOLIDATED PARTICIPATING INTERESTS OF NIB CAPITAL BANK N.V.

NIB CAPITAL BANK LTD., SINGAPORE	100%
NIB CAPITAL BANK (NA) N.V., WILLEMSTAD, CURAÇAO	100%
NATIONALE MAATSCHAPPIJ VOOR INDUSTRIËLE FINANCIERINGEN B.V., THE HAGUE	100%
NIB CAPITAL MORTGAGE BACKED ASSETS B.V., THE HAGUE	100%
SR-HYPOTHEKEN N.V., ROTTERDAM (PROPORTIONATELY CONSOLIDATED)	50%
NIB CAPITAL PRIVATE EQUITY BELGIUM N.V., ANTWERP, BELGIUM	100%
PARNIB HOLDING N.V., THE HAGUE	100%
NIBC PETERCAM DERIVATIVES N.V., BRUSSELS, BELGIUM	50%

NON-CONSOLIDATED PARTICIPATING INTERESTS OF NIB CAPITAL BANK N.V.

included in accordance with the provisions of Section 389, Book 2, of the Netherlands Civil Code

DE NEDERLANDSE PARTICIPATIE MAATSCHAPPIJ VOOR DE NEDERLANDSE ANTILLEN N.V., THE HAGUE	100%
PARTICIPATIEMAATSCHAPPIJ MAINPORT ROTTERDAM B.V., THE HAGUE	50%
INNOCAP N.V., THE HAGUE	49%
AMERICAN MARINE ADVISORS, NEW YORK, USA	25%
CAPITAL PARTNERS AS, BERGEN, NORWAY	19%
DUCATUS N.V. 'S HERTOGENBOSCH	24%

AUDITORS' REPORT

INTRODUCTION

We have audited the 2001 financial statements of NIB CAPITAL N.V., esthablished in Utrecht with its head office in The Hague, as included on pages 42 - 73. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We performed our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code.

AMSTERDAM, 6 MARCH 2002
PRICEWATERHOUSECOOPERS N.V.

IN MILLIONS OF EUROS

PROFIT APPROPRIATION	2001
NET PROFIT	**104.7**
PROFIT AVAILABLE FOR SHAREHOLDERS' DISTRIBUTION	**104.7**
APPROPRIATION	
ADDED TO OTHER RESERVES	54.7
DIVIDEND	50.0
	104.7

The General Meeting of Shareholders will be invited to declare a dividend of € 1.84 per share, making a total of € 50 million. This proposal has been taken into account in the annual accounts.

PROVISIONS OF THE ARTICLES OF ASSOCIATION CONCERNING PROFIT APPROPRIATION

ARTICLE 35 OF THE ARTICLES OF ASSOCIATION READS AS FOLLOWS:

1 Distribution of profits pursuant to the provisions of this Article shall be made after the annual accounts showing that such distribution is permissible have been adopted.

2 To the extent that this profit is not to be added to reserves required by law or pursuant to the articles of association and is not to be distributed under the terms of profit-sharing rights granted by the company, it shall be placed at the disposal of the general meeting.

3 The company may only make distributions to the shareholders and others entitled to receive the profit available for distribution to the extent that its shareholders' equity exceeds the amount of the paid and called capital plus the statutory reserves.

4 Without prejudice to the provisions of Article 35.3, the general meeting may resolve to make distributions entirely or partially out of reserves.

5 A deficit may only be met out of statutory reserves to the extent permitted by law.

PRINCIPAL SUBSIDIARIES, OFFICES AND REPRESENTATIONS

NIB CAPITAL N.V.

NETHERLANDS

THE HAGUE

NIB CAPITAL N.V.
CARNEGIEPLEIN 4 2517 KJ THE HAGUE THE NETHERLANDS
P.O BOX 2501 BH THE HAGUE THE NETHERLANDS
TELEPHONE +31 (0)70 342 54 25 FAX +31 (0)70 365 10 71

NIB CAPITAL BANK N.V.

NETHERLANDS

THE HAGUE

NIB CAPITAL BANK N.V.
CARNEGIEPLEIN 4 2517 KJ THE HAGUE THE NETHERLANDS
P.O BOX 2501 BH THE HAGUE THE NETHERLANDS
TELEPHONE +31 (0)70 342 54 25 FAX +31 (0)70 365 10 71

AMSTERDAM

NIB CAPITAL BANK N.V.
JACHTHAVENWEG 112 1076 DC AMSTERDAM THE NETHERLANDS
P.O BOX 75583 1070 AN AMSTERDAM THE NETHERLANDS
TELEPHONE +31 (0)20 540 74 74 FAX +31 (0)20 540 74 00

BELGIUM

ANTWERP

NIB CAPITAL BANK N.V.*
UITBREIDINGSTRAAT 10–16 B-2600 ANTWERP BELGIUM
TELEPHONE +32 3 286 91 40 FAX +32 3 286 91 50

ZAVENTEM

NIB CAPITAL BANK N.V.*
EXCELSIORLAAN 17-B 1930 ZAVENTEM BELGIUM
TELEPHONE +32 2 725 39 51 FAX +32 2 725 39 86

*AS OF MID MAY, 2002

BRUSSELS

NIB CAPITAL BANK N.V.
WETENSCHAPSSTRAAT 41 1000 BRUSSELS BELGIUM
TELEPHONE +32 (0)2 235 88 00 FAX +32 (0)2 235 88 99

UNITED KINGDOM

LONDON

NIB CAPITAL BANK N.V.
7 BISHOPSGATE, LONDON EC2N 3BX UNITED KINGDOM
TELEPHONE +44 207 375 77 77 FAX +44 207 588 64 83

SINGAPORE

SINGAPORE

NIB CAPITAL BANK LTD
1 FINLAYSON GREEN # 15-01 SINGAPORE 04926 REPUBLIC OF SINGAPORE
TELEPHONE +65 65 380 736 FAX +65 65 382 510

CURAÇAO

WILLEMSTAD NIB CAPITAL BANK (NA) N.V.
ROOI CATOOTJEWEG 2 POSTBUS 4773 WILLEMSTAD CURAÇAO
TELEPHONE +5999 73 70 116 FAX +5999 73 70 527

NORWAY

BERGEN NIB CAPITAL BANK N.V.
C. SUNDTSGATE 1 5004 BERGEN P.O. BOX 613 5806 BERGEN NORWAY
TELEPHONE +47 553 025 50 FAX +47 553 025 01

NIB CAPITAL PRIVATE EQUITY N.V.

NETHERLANDS

AMSTERDAM NIB CAPITAL PRIVATE EQUITY N.V.
JACHTHAVENWEG 118 1081 KJ AMSTERDAM THE NETHERLANDS
P.O BOX 75304 1070 AH AMSTERDAM THE NETHERLANDS
TELEPHONE +31 (0)20 540 75 75 FAX +31 (0)20 540 75 00

BELGIUM

ANTWERP NIB CAPITAL PRIVATE EQUITY N.V.
UITBREIDINGSTRAAT 10–16 B-2600 ANTWERP BELGIUM
TELEPHONE +32 3 286 91 40 FAX +32 3 286 91 50

GERMANY

FRANKFURT NIB CAPITAL PRIVATE EQUITY N.V.
WESTENDSTRASSE 16 60325 FRANKFURT AM MAIN GERMANY
TELEPHONE +49 699 720 830 FAX +49 699 720 8320

UNITED STATES

NEW YORK NIB CAPITAL PRIVATE EQUITY N.V.
600 FIFTH AVENUE 17TH FLOOR NEW YORK NY 10020 UNITED STATES
TELEPHONE +1 212 332 6240 FAX +1 212 332 6241

NIB CAPITAL ASSET MANAGEMENT N.V.

NETHERLANDS

UTRECHT NIB CAPITAL ASSET MANAGEMENT N.V.
F. VAN VLISSINGENKADE 1 3521 AA UTRECHT THE NETHERLANDS
P.O BOX 8285 3503 RG UTRECHT THE NETHERLANDS
TELEPHONE +31(0)30 290 61 00 FAX +31 (0)30 290 61 99

NIBC PETERCAM DERIVATIVES N.V.

BELGIUM

BRUSSELS NIBC PETERCAM DERIVATIVES N.V.
SINT-GOEDELEPLEIN 19 1000 BRUSSELS BELGIUM
TELEPHONE +32 (0)2 229 63 11 FAX +32 (0)2 400 37 60

COLOFON

CONCEPT AND DESIGN

KEJA DONIA SCHIPHOL-OOST

TRANSLATION

MAC BAY CONSULTANTS AMSTERDAM

TYPOGRAPHY

TEXT PRINTED IN MINION AND GILL SANS

PRINTING

DRUKKERIJ ANTILOPE LIER BELGIUM

PAPER

CREATO MAT 260 G/M² (COVER)

SATIMAT 150 G/M²

BINDING

BOEKBINDERIJ I.B.W. OOSTKAMP BELGIUM